Filed Pursuant to Rule 424(b)(3)
File No. 333-140204

IntelliHome, Inc.

9,000,000 Shares

Common Stock

This prospectus relates to the offering and sale of up to 9,000,000 shares of common stock, par value $0.001 per share, of IntelliHome, Inc. The shares offered by this prospectus consist of 300,000 shares of our common stock currently outstanding, 6,000,000 shares of our common stock issuable on conversion of shares of our Series A Convertible Preferred Stock and 2,700,000 shares of our common stock issuable on conversion of shares of our Series B Convertible Preferred Stock. In addition, under Rule 416 of the Securities Act of 1933, as amended, this prospectus, and the registration statement of which it is a part, covers a presently indeterminate number of shares of common stock issuable on the occurrence of a stock split, stock dividend or other similar transaction.

All of the offered shares are to be sold by persons who are existing security holders and identified in the section of this prospectus entitled “Selling Stockholders.” We will not receive any of the proceeds from the sale of the shares offered under this prospectus.

There is no established public market for our common stock. There can be no assurance that our common stock will ever be quoted on any quotation service or that any market for our common stock will ever develop. The selling stockholders will sell the offered shares at $0.20 per share until our common stock is quoted on the OTC Bulletin Board and, thereafter, at prevailing market prices or privately negotiated prices.

Our principal office is located at 5150 Franz Rd., Suite 100, Katy, Texas 77493, and our telephone number is (281) 391-4199.

An investment in these securities involves a high degree of risk. You should invest in our common stock only if you can afford to lose your entire investment. Please carefully review the section titled “Risk Factors” beginning on page 5.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is July 12, 2007

In considering the acquisition of the common stock described in this prospectus, you should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. This prospectus is not an offer to sell, or a solicitation of an offer to buy, shares of common stock in any jurisdiction where offers and sales would be unlawful. The information contained in this prospectus is complete and accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the shares of common stock.

i

SUMMARY

You should read the following summary together with the more detailed information contained elsewhere in this prospectus, including the section titled “Risk Factors,” regarding us and the common stock being sold in this offering. Unless the context otherwise requires, “we,” “our,” “us” and similar phrases refer to IntelliHome, Inc. Unless otherwise stated or the context otherwise requires, all share and per share information in this prospectus gives effect to the 3,283.820615 -for-one stock split effected in October 2005.

Our Company

We were founded in 2001 as a Texas corporation under the name The Jon Ashton Corporation and do business as “Advanced Protective Technology Security Services”. In November 2006, we changed our name to IntelliHome, Inc. Our principal executive offices are located at 5150 Franz Rd., Suite 100, Katy, Texas 77493, and our telephone number is (281) 391-4199. Our website is located at www.aptss.com. Information on our website is not, and should not be considered, part of this prospectus.

We provide a comprehensive range of low-voltage products and services to homeowners, builders and commercial customers to facilitate the creation and operation of the modern “smart home” or “smart building”. Our products and services include security systems, fire alarms, home theater systems, intercom systems, phone, central vacuum systems, whole house audio/video, home automation, computer networking and integrated structured cabling to facilitate state-of-the-art home and commercial technologies.

We market our products and services through multiple channels with an emphasis on the builder market but also including direct sales to consumers. We have developed a market penetration strategy to establish an initial presence and exclusivity, or near exclusivity, through contracting with builders and upselling products and services to homebuyers.

Our initial focus was on building a sales and service team targeting end-users to market security monitoring services and the installation of related hardware.

Beginning in 2003, we expanded the scope of our product offerings implementing a home builder program designed to establish ongoing relationships with builders in the new construction market with the goals of becoming the preferred provider of structured integrated cabling and related equipment during the construction phase and establishing preferred relationships with the builders’ homebuyers in order to facilitate the upselling of a comprehensive range of “smart home” products and services.

In 2004, our principal monitoring service company altered its dealer program resulting in adverse changes to our security monitoring service program and a substantial contraction of that aspect of our business. In 2006, we entered into an agreement with another security monitoring company which provided more favorable terms and has resulted in renewed efforts on our part to grow our sales of security monitoring services.

With the adverse changes to our security monitoring business, implementation of our builder program, and due to limited resources to allocate among our various operations, our end-user sales team has been reduced and revenues from security monitoring contracts have declined in recent years while sales to builders have grown. With the receipt of funds from a 2006 private placement, we have invested in inventory and the hiring of sales and installation personnel in an effort to attract and service large scale builder accounts as well as to reinvigorate our security monitoring sales efforts in the end-user market.

Our auditors have included a paragraph in their opinion that accompanies our audited financial statement as of December 31, 2006, indicating that our recurring losses from operations and operating cash flow deficiencies raise substantial doubt about our ability to continue as a going concern.

Recent Financing Transactions

Affiliate Private Placement. In September 2005, we completed a private placement to certain existing shareholders, and affiliates of existing shareholders, of 2,462,865 shares of common stock for $45,000 and converted $38,400 of debt owed to our President and principal shareholder into 2,101,645 of common stock (the “Affiliate Private Placement”). No agents were involved in the Affiliate Private Placement and no commissions or similar consideration was paid in connection with the Affiliate Private Placement.

2005 Private Placement. In October 2005, we issued 6,000,000 shares of Series A Convertible Preferred Stock in exchange for a commitment by the purchasers to pay expenses in an amount up to $300,000 relating to a planned private placement, the preparation and filing of a registration statement with the Securities and Exchange Commission and certain related efforts to facilitate a public trading market in our common stock (the “2005 Private Placement”). Each share of Series A Convertible Preferred Stock is convertible, at the option of the holder, into one share of our common stock, representing an effective conversion rate of $0.05 per share. No agents were involved in the 2005 Private Placement and no commissions or similar consideration was paid in connection with the 2005 Private Placement.

Pursuant to the terms of the Series A Preferred Stock Purchase Agreement and an Investor Rights Agreement entered in connection with the 2005 Private Placement, we agreed to file a registration statement within 90 days following completion of the planned 2006 Private Placement and undertook to use reasonable efforts to cause the registration statement to be declared effective within 180 days following the 2006 Private Placement. The securities to be registered under the registration statement consisted of all common stock issued, or issuable, under the 2005 Private Placement and the 2006 Private Placement. No penalties were prescribed for failure to meet the deadlines for filing and effectiveness of the registration statement. Under the terms of the Investor Rights Agreement, the holders of Series A Preferred Stock were also granted certain Rights of First Offer and Tag-Along Rights pursuant to which we are required to offer to the holders of the Series A Preferred Stock any equity securities proposed to be offered before those securities are offered to third parties and the holders of the Series A Preferred Stock are entitled to participate, on a pro rata basis, in any proposed sales of shares by our founders to third parties. The Rights of First Offer and the Tag-Along Rights terminate at such time as we are subject to the reporting requirements of the Securities Exchange Act of 1934. See “Description of Securities” for additional information regarding the Series A Convertible Preferred Stock and the associated registration rights, rights of first offer and tag-along rights.

2006 Private Placement. In August 2006, we sold 255 units, representing an aggregate of 255,000 shares of common stock and 2,295,000 shares of Series B Convertible Preferred Stock, in a private placement at $1,000 per unit and received net cash proceeds of $255,000 (the “2006 Private Placement”). Each unit sold in the 2006 Private Placement consisted of 1,000 shares of common stock and 9,000 shares of Series B Convertible Preferred Stock. In January 2007, an additional 45 units, representing an aggregate of 45,000 shares of common stock and 405,000 shares of Series B Convertible Preferred Stock, were sold pursuant to the 2006 Private Placement for aggregate consideration of $45,000. Each share of Series B Convertible Preferred Stock is convertible into one share of our common stock, representing an effective conversion price of $0.10 per share. No agents were involved in the 2006 Private Placement and no commissions or similar consideration was paid in connection with the 2006 Private Placement.

Pursuant to the terms of the Securities Purchase Agreement and an Investor Rights Agreement entered into in connection with the 2006 Private Placement, we granted to the purchasers in the 2006 Private Placement registration rights, a Right of First Offer and Tag-Along Rights substantially identical to the rights granted in the 2005 Private Placement.

The Offering

Common stock offered by the selling stockholders:

Outstanding shares	300,000 shares

Maximum number of shares that may be issued on
conversion of Series A Convertible Preferred Stock	6,000,000 shares

Maximum number of shares that may be issued on
conversion of Series B Convertible Preferred Stock	2,700,000 shares

Total shares offered	9,000,000 shares
Common stock outstanding	21,300,000 shares (1)

Use of proceeds	We will receive none of the proceeds from the sale of the shares by the selling stockholders.

Risk Factors	You should read the section titled “Risk Factors” beginning on page 4 as well as other cautionary statements throughout this prospectus before investing in any shares offered hereunder.

(1)	As of June 25, 2007. Does not include:

•	6,000,000 shares of our common stock that are reserved for issuance on the conversion of the outstanding shares of Series A Convertible Preferred Stock;

•	2,700,000 shares of our common stock that are reserved for issuance on the conversion of the outstanding shares of Series B Convertible Preferred Stock; and

•	1,000,000 shares reserved for issuance under our 2005 Stock Option Plan.

Selling Stockholders

All of the offered shares are to be offered and sold by our existing security holders. The selling stockholders acquired their shares in our October 2005 issuance of Series A Convertible Preferred Stock and our 2006 private placement. The shares of common stock to be offered by the selling stockholders include:

•	300,000 shares of common stock currently issued and outstanding;

•	6,000,000 shares of our common stock issuable on the conversion of our Series A Convertible Preferred Stock; and

•	2,700,000 shares of our common stock issuable on the conversion of our Series B Convertible Preferred Stock.

In addition, under Rule 416 of the Securities Act, this prospectus, and the registration statement of which it is a part, covers a presently indeterminate number of shares of common stock issuable on the occurrence of a stock split, stock dividend or other similar transaction.

SUMMARY OF FINANCIAL DATA

The summary of financial data as of and for the years ended December 31, 2005 and 2006 presented below is derived from and should be read in conjunction with our audited financial statements for the year ended December 31, 2006, including the notes to those financial statements, which are included elsewhere in this registration statement along with the section titled “Management’s Discussion and Analysis or Plan of Operation”.

Statement of	For the Years Ended December 31,		For the Quarters Ended March 31
Operations Data:	2005	2006	2006	2007

Revenues	$836,379	$759,075	$193,222	$241,795
Net loss from operations	(76,860)	(223,730)	(32,220)	(68,605)
Net loss	$(104,152)	$(250,309)	$(38,915)	$(76,185)
Net loss per share - basic and diluted	$(0.01)	$(0.01)	$(0.00)	$(0.00)
Weighted average number of shares Outstanding - basic and diluted	17,723,580	21,082,438	21,000,000	21,293,000

Balance Sheet Data:	As of December 31, 2006	As of March 31, 2007

Cash	$77,557	$46,885
Working capital/(deficit)	(184,473)	(165,272)
Total assets	175,464	145,898
Long-term debt	2,060	1,678
Total stockholders’ equity/(deficit)	(176,058)	(157,845)

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the following material risks, together with the other information contained in this prospectus, before you decide to buy our common stock. If any of the following risks actually occur, our business, results of operations and financial condition would likely suffer. In these circumstances, the market price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business and Industry

We have a limited operating history, have sustained losses to date and have uncertainty as to our ability to grow our revenues and profitability.

We were organized in 2001 and have a limited operating history upon which an evaluation of our performance and prospects can be made. Our prospects must be considered in light of the numerous risks, expenses, delays, problems and difficulties frequently encountered in the establishment of a new business in an emerging industry characterized by intense competition. From inception to March 31, 2007, we had accumulated losses of approximately $675,000.

We began focusing our business on our homebuilder program in 2003. As a result of adverse changes in the terms on which we were able to offer security monitoring services and an accompanying shift in focus and the investment of resources in the homebuilder program, we experienced a decline in production and revenues from the sale of security monitoring contracts. While management believes that, with the funding from our 2006 private placement, we can establish relationships with one or more large production builders and grow revenues from our homebuilder program while also restoring the growth in revenues from the production and sale of security monitoring contracts, there is no assurance that we will be able to grow revenues from our homebuilder program or our security monitoring program or that our investments in inventory, personnel and other initiatives designed to facilitate growth in the homebuilder program and security monitoring program will result in sufficient revenues to allow us to operate profitably in light of such increased level of operating expenses.

Our auditors have issued a “going concern” qualification in their report on our financial statements.

Our auditors have included a paragraph in their opinion that accompanies our audited financial statement as of December 31, 2006, indicating that our recurring losses from operations and operating cash flow deficiencies raise substantial doubt about our ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We are substantially dependent upon collaborative relationships with third parties, particularly monitoring companies and various builders, to provide security monitoring and other services to our customers and to market our services to prospective customers, the loss of which relationships would materially impair our ability conduct business and operate profitably.

We depend, and expect to depend, substantially upon third parties for several critical elements of our business including, among others, monitoring of security systems, sales to new homebuyers and sourcing of products.

Our security system business involves the sale of a package of security products and services of which security system monitoring is an integral part. We do not presently operate security system monitoring facilities or provide such monitoring services. Instead, we act as an authorized dealer for security monitoring providers and sell the monitoring services of those providers as part of a bundled package of security system hardware and monitoring services. If we are unable, for any reason, to offer monitoring services of a reputable monitoring service, our ability to sell security products would be materially and adversely impaired. Moreover, our security customers’ willingness to continue using the security services we sell is substantially dependent upon the quality, or perceived quality, of monitoring service provided to those customers by such third-party monitoring services. If customers experience poor service or have other complaints relating to third party monitoring services we use, we may lose customers and revenues even though the problems experienced were not the result of our actions.

Our homebuilder program involves the sale of integrated structured cabling and basic security system hardware to builders bundled with six months of free security system monitoring. We believe that this program offers various marketing and cost benefits to builders while allowing us to establish exclusive provider relationships within specified areas and preferred status in selling additional products and services to homebuyers. In order to successfully carry out the homebuilder program we must establish exclusive or favored relationships with one or more reputable large-scale builders and those builders must actively participate and cooperate in the promotion of our Six Month Advantage Plan. While we believe that we will be able to establish the required relationships with builders and that builders will cooperate in promoting our Six Month Advantage Plan, there can be no assurance that we will be able to establish or maintain the necessary builder relationships to achieve our objectives under the home builder plan. Our business, and revenues from our home builder program, could be adversely impacted by, among other things, failure to establish or maintain relationships with one or more large scale builders, failure to adequately serve the needs of builders with which we establish relationships, failure of builders to actively support and promote our products and services and decisions by builders to use competing providers or provide services internally.

All of the products that we supply and install are sourced from one or more wholesale suppliers. In order to meet our customer’s needs and to operate with sufficient operating margins, we must be able source a wide variety of products at acceptable prices. We attempt to negotiate favorable pricing from all of our principal suppliers based on volume purchasing. However, we do not maintain contractual rights to purchase any of the products we sell. If, for any reason, we are unable to source products that we offer from existing or alternative suppliers or at acceptable prices, our business could be adversely impacted, including possible delays in jobs, losses of customers and reduced job profitability.

Our primary target market is to homebuilders and their customers and any decline in new home construction may reduce demand for our products and services and result in reduced revenues and profitability.

A substantial portion of our business, particularly our homebuilder program, is subject to fluctuation based on trends in the housing market, particularly the housing market in the greater-Houston, Texas market. Reductions in new home starts or reductions in average new home prices would result in a reduction in the number of potential customers and could adversely impact demand for our products and services resulting in reduced revenue and profitability.

The products and services that we offer are subject to rapid changes in technology and trends in consumer. If we fail to stay abreast of trends or fail to offer products and services that are responsive to consumer trends, demand for our products and services may decline and we may experience reduced revenues and profitability.

Our products and services are designed to facilitate state-of-the-art home technologies, including technologies not yet introduced. In order to effectively market our products and services we must be able to source and offer the latest technologies available and our staff must continually stay abreast of trends and technologies and the uses and installation of those technologies. If, for any reason, our products or services become obsolete or fall out of favor or we are unable to source, sell, install or otherwise service the products and technologies then in demand by consumers, our business, revenues and profitability would be harmed.

Because our personnel perform on-site construction related services, we are subject to potential losses arising from personal injury, theft, assault and other risks.

Our on-site construction services are subject to a wide variety of risks such as on-site personal injury, theft, robbery, assault and various other risks. While we carry workers compensation insurance and insurance, generally, covering those risks in amounts which we believe are commercially reasonable, there can be no assurance that all risks which may arise will in fact be covered by insurance or that, where coverage is provided, the coverage is adequate to pay any amounts determined to be owed as a result of such risks. Further, even where insurance covers a risk, we will be required to pay applicable deductibles and may be required to pay legal costs associated with defending litigation, which costs may be substantial. Any of such risks could result in substantial losses.

The market for in-home and commercial security systems and “smart home” products is competitive and we may not be able to compete successfully against competitors that may have substantially more development, marketing and sales resources than we do.

The market for in-home and commercial security systems and advanced audio/video, communications and home automation and convenience products is highly competitive. There are no substantial barriers to entry and we expect that competition will intensify. Suppliers of similar and competing products include a broad array of specialty electronics stores, large electronics retailers and a variety of small companies offering security, electronic and other products in conjunction with various service offerings. Many of our competitors have substantially greater financial, technical and marketing resources and greater name recognition.

We believe that the principal competitive factors in our market are price, service and range of products and services. We differentiate our products and services through the offering of comprehensive integrated solutions including structured cabling and superior service.

Within the greater-Houston builder market, our primary target market for structured cabling, we believe that competition is limited with one principal competitor, Ranger American, and a few smaller companies, such as On Duty, offering a similar range of end-to-end bundled products and services including structured cabling. Electricians and other building trades may offer various wiring and component installation services to builders.

In the event that competitors, including new competitors and existing competitors expanding their offerings, enter our target markets, particularly the offering of end-to-end bundled solutions through the builder market, we may face significant price competition. Although we believe that we are favorably positioned to compete in our principal markets, there is no assurance that we will be able to compete successfully against current and future competitors or that competitive pressures will not have a material adverse effect on our business, results of operations and financial condition.

Our operations are dependent upon the continued services of certain key personnel as well as our ability to attract and retain key personnel in the future. Should we lose the services of existing key personnel or should we be unable to attract and retain necessary personnel in the future to support and manage growth, our ability to conduct business and operate profitably may be harmed.

Our performance is substantially dependent on the performance of our senior management and key technical personnel. In particular, our success depends substantially on the continued efforts of our senior management team that currently is composed of a small number of individuals. We do not presently carry key person insurance on any of our senior management personnel. The loss of the services of any of our executive officers or other key employees could have a material adverse effect on our business, results of operations and financial condition.

Our future success also depends on our continuing ability to attract and retain highly qualified technical, managerial and sales personnel. Competition for such personnel is intense and there can be no assurance that we will be able to retain our key managerial or technical personnel or that we will be able to attract and retain additional highly qualified technical, managerial and sales personnel in the future. We have previously experienced difficulty retaining commissioned sales personnel as a result of our inability to continue certain benefit programs. If we experience problems in the future attracting and retaining necessary managerial, technical and sales personnel our business, results of operations and financial condition could be adversely affected.

Because we presently have a small management team and limited resources, our anticipated growth is expected to place a significant strain on our managerial, operational and financial resources. To manage our potential growth, we must continue to implement and improve our operational and financial systems and to expand, train and manage our employee base. There can be no assurance that we will be able to effectively manage the expansion of our operations, that our systems, procedures or controls will be adequate to support our operations or that our management will be able to achieve the rapid execution necessary to fully exploit the market opportunity for our products and services. Any inability to manage growth, if any, effectively could have a material adverse effect on our business, results of operations and financial condition.

We have outstanding debt, including amounts owed to key suppliers, that we may not be able to pay as it comes due, or the repayment of which will substantially deplete our working capital, either of which could materially impair our ability to carry out our business plan or attain profitability.

We have principally financed our operations to date through debt, including shareholder loans, credit card debt, a bank loan and supplier loans. At March 31, 2007, our debt totaled $293,105, all of which is current debt due within twelve months. There is no assurance that we will have adequate resources to pay such debt as it comes due. If we are unable to pay amounts when they come due, we may be unable to secure needed inventory and may be forced to liquidate assets to pay such amounts.

We are subject to a variety of government regulations that add to our cost of operations and create uncertainty with respect to ongoing compliance with such regulations, including new or revised regulations and regulations applying in new areas in which we may operate.

Certain aspects of our operations are subject to various government regulations.

In particular, our security systems installation and sales operations are subject to regulation by the Texas Private Security Bureau. Under those regulations, the Private Security Bureau oversees various aspects of the security industry, including the sale, installation and monitoring of alarm systems. Those regulations require, among other things, that companies and individuals engaged in the sale, installation and monitoring of alarm systems complete certain minimum training requirements, register with the Bureau, hold appropriate licenses and comply with various operating rules. We, and our alarm sales and installation personnel, hold all required licenses and have completed, and will complete, all required training to engage in the alarm sales and installation business. Failure to comply with any of the licensing, training or operating rules of the Bureau could result in termination of our right to sell and install alarm systems. Moreover, the Bureau may impose additional requirements or fees that could create a burden on us that could result in our being unable to operate in the alarm sale and installation market on a profitable basis or at all.

Our cabling installation and other installation services may also be subject to various building codes and regulations imposed by various local and municipal governments and authorities in the localities and developments in which we provide such services. Such building codes and regulations may require us to obtain various permits, comply with certain standards and undergo inspections in connection with installations. Such requirements may vary widely among developments and municipalities in which we operate creating confusion and risk of non-compliance. Moreover, compliance with such regulations may result in increased costs, delays in commencement or completion of services and the need to modify completed installations.

Our installation services and other activities may also be subject to various worker health and safety regulations and transportation regulations. Those regulations set certain standards for health and safety conditions in the workplace as well as standards for the operation of vehicles used in transporting materials. Any violation of those regulations could lead to fines, penalties and governmental orders to remedy non-compliance with those rules. We have adopted certain health, safety and vehicle operation guidelines for our employees in an effort to assure compliance with applicable regulations in those regards. However, regulations affecting health, safety and vehicle operation are subject to change from time to time in the future and there can be no assurance that our operations will not be adversely impacted in the future by any such changes.

Our operations are, as of March 31, 2007, limited primarily to the greater-Houston, Texas market. In the event of expansion into other markets, both within and outside of Texas, we may be subject to similar, additional or more burdensome regulations imposed by state and local governmental authorities, all of which could adversely affect our operations.

Risks Related to Our Common Stock

There is no public market for our common stock, and even if a market develops, it will likely be thin and subject to manipulation.

Our common stock is not listed on any exchange or quoted on any similar quotation service, and there is currently no public market for our common stock. We have not taken any steps to enable our common stock to be quoted on the OTC Bulletin Board, and can provide no assurance that our common stock will ever be quoted on any quotation service or that any market for our common stock will ever develop. As a result, stockholders may be unable to liquidate their investments, or may encounter considerable delay in selling shares of our common stock. Neither we nor our selling stockholders have engaged an underwriter for this offering, and we cannot assure you that any brokerage firm will act as a market maker of our securities. A trading market may not develop in the future, and if one does develop, it may not be sustained. If an active trading market does develop, the market price of our common stock is likely to be highly volatile due to, among other things, the nature of our business and because we are a new public company with a limited operating history. Further, even if a public market develops, the volume of trading in our common stock will presumably be limited and likely be dominated by a few individual stockholders. The limited volume, if any, will make the price of our common stock subject to manipulation by one or more stockholders and will significantly limit the number of shares that one can purchase or sell in a short period of time. The market price of our common stock may also fluctuate significantly in response to the following factors, most of which are beyond our control:

•	variations in our quarterly operating results;
•	changes in securities analysts’ estimates of our financial performance;
•	changes in general economic conditions and in the housing market;
•	changes in market valuations of similar companies;
•	announcements by us or our competitors of significant new contracts, acquisitions, strategic partnerships or joint ventures, or capital commitments;
•	loss of a major customer, partner or joint venture participant; and
•	the addition or loss of key managerial and collaborative personnel.

The equity markets have, on occasion, experienced significant price and volume fluctuations that have affected the market prices for many companies’ securities and that have often been unrelated to the operating performance of these companies. Any such fluctuations may adversely affect the market price of our common stock, regardless of our actual operating performance. As a result, stockholders may be unable to sell their shares, or may be forced to sell them at a loss.

The offering price of the common stock is being determined by the selling stockholders and may not reflect the actual value of our common stock, which could make it more difficult for other selling stockholders to sell their shares of our common stock.

Because our common stock is not currently listed on any stock exchange and because there is no public market for our common stock, it is impossible to determine the price or price range at which the selling stockholders named in this prospectus will be able to sell their shares of our common stock hereunder. Until such time as our common stock is quoted on the OTC Bulletin Board, the selling stockholders will sell shares at $0.20 per share. Thereafter, the shares will be sold at prevailing market prices or at privately negotiated prices. The offering price of the shares of common stock offered by this prospectus has initially been determined by the selling stockholders based on factors that the selling stockholders consider appropriate. Before our stock is quoted on the OTC Bulletin Board, the offering price determined by selling stockholders may or may not relate to a current market price but should not, in any case, be considered an indication of the actual value of the common stock. We do not have any influence over the price at which any selling stockholder offers or sells the common stock offered by this prospectus and we cannot assure you that any such price is reasonable.

Obtaining additional capital through the future sale of common stock and derivative securities will result in dilution of stockholder interests.

We may raise additional funds in the future by issuing additional shares of common stock or securities such as convertible notes, options, warrants or preferred stock that are convertible into common stock. Any such sale of common stock or other securities will lead to further dilution of the equity ownership of existing holders of our common stock.

We do not intend to pay dividends to our stockholders, so you will not receive any return on your investment in our company prior to selling your interest in our securities.

We have never paid any dividends to our stockholders. We currently intend to retain any future earnings for funding growth and, therefore, do not expect to pay any dividends in the foreseeable future. If we determine that we will pay dividends to the holders of our common stock, we cannot assure that such dividends will be paid on a timely basis. As a result, you will not receive any return on your investment prior to selling your shares in our company and, for the other reasons discussed in this “Risk Factors” section, you may not receive any return on your investment even when you sell your shares in our company.

We have agreed to indemnify our officers and directors and, if an indemnification claim is successfully made, we may be forced to use our working capital to pay our indemnification obligations, which could result in our inability to use such working capital for our operations.

Our articles of incorporation include certain provisions permitted under Texas law allowing our officers and directors to be indemnified against certain liabilities. Our articles of incorporation also limit, to the fullest extent permitted by Texas law, a director’s liability for monetary damages for breach of fiduciary duty, including gross negligence, except liability for the following:

•	breach of the director’s duty of loyalty;
•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law;
•	the unlawful payment of a dividend or unlawful stock purchase or redemption; and
•	any transaction from which the director derives an improper personal benefit.

Texas law does not eliminate a director’s duty of care and this provision has no effect on the availability of equitable remedies such as injunction or rescission based on a director’s breach of the duty of care. We do not presently have, but may in future purchase, insurance providing coverage for certain liabilities of our officers and directors.

Our common stock may be considered a “penny stock” subject to regulations that limit or restrict the potential market for our stock.

Shares of our common stock may be deemed to be a “penny stock” (as that term is defined under the Securities Exchange Act of 1934, as amended) resulting in increased risk to our investors and certain requirements being imposed on some brokers who execute transactions in our common stock. In general, a penny stock is an equity security that:

•	is priced under $5.00;
•	is not traded on a national securities exchange, the Nasdaq National Market or the Nasdaq SmallCap Market;
•	may be listed in the “pink sheets” or the OTC Bulletin Board;
•
is issued by a company that has less than $5.0 million in net tangible assets (if it has been in business less than three years) or has less than $2.0 million in net tangible assets (if it has been in business at least three years); and

•	is issued by a company that has average revenues of less than $6.0 million for the past three years.

At any time the common stock qualifies as a penny stock, the following requirements, among others, will generally apply:

•
certain broker-dealers who recommend penny stock to persons other than established customers and accredited investors must make a special written suitability determination for the purchaser and receive the purchaser’s written agreement to a transaction prior to sale.

•
Prior to executing any transaction involving a penny stock, certain broker-dealers must deliver to certain purchasers a disclosure schedule explaining the risks involved in owning penny stock, the broker-dealer’s duties to the customer, a toll-free telephone number for inquiries about the broker-dealer’s disciplinary history and the customer’s rights and remedies in case of fraud or abuse in the sale.

•	In connection with the execution of any transaction involving a penny stock, certain broker-dealers must deliver to certain purchasers the following:
o	bid and offer price quotes and volume information;
o	the broker-dealer’s compensation for the trade;
o	the compensation received by certain salespersons for the trade;
o	monthly accounts statements; and
o	a written statement of the customer’s financial situation and investment goals.

Should a broker-dealer required to provide the above disclosure or fail to deliver such disclosure on the execution of any transaction involving a penny stock in violation of federal or state securities laws, you may be able to cancel your purchase and get your money back. In addition, if the stocks are sold in a fraudulent manner, you may be able to sue the persons and firms that caused the fraud for damages. If you have signed an arbitration agreement, however, you may have to pursue your claim through arbitration.

These requirements significantly add to the burden of the broker-dealer and limit the market for penny stocks. These regulatory burdens may severely affect our ability to create a market for our stock and the liquidity and market price for our common stock.

A significant number of our shares will be eligible for sale and their sale or potential sale may depress the market price of our common stock.

Sales of a significant number of shares of our common stock in the public market could harm the market price of our common stock. This prospectus covers 9,000,000 shares of our common stock. This number, which includes shares of common stock that have not yet been issued but that are issuable on conversion of our Series A and Series B Convertible Preferred Stock, represents approximately 30% of our issued and outstanding stock on a fully-diluted basis, including all options, warrants and convertible securities.

As additional shares of our common stock become available for resale in the public market under this offering and otherwise, the supply of our common stock will increase, which could decrease its price. Some or all of the shares of common stock may be offered from time to time in the open market under Rule 144, and these sales may have a depressive effect on the market for our shares of common stock. In general, a person who has held restricted shares for a period of one year may, on filing with the SEC a notification on Form 144, sell into the market common stock in an amount equal to the greater of 1% of the outstanding shares or the average weekly number of shares sold in the last four weeks prior to such sale. Such sales may be repeated once each three months, and any of the restricted shares may be sold by a non-affiliate after they have been held two years.

Our management owns a substantial amount of our common stock and has effective control of our company, which may not always be in the best interests of all of our stockholders.

Our officers and directors own approximately 93.5% of our outstanding common stock and own approximately 70% of our common stock on a fully-diluted basis. If these stockholders act together, they will be capable of controlling our management and affairs requiring stockholder approval, including approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control and might adversely affect the market price of our common stock. This concentration of ownership may not be in the best interests of all our stockholders.

Some provisions of our articles of incorporation may deter takeover attempts, which may limit the opportunity of our stockholders to sell their shares at a favorable price.

The concentration of ownership of our common stock in the directors and executive officers may have the effect of delaying or preventing a change in control. Further, the ability of our board under our articles of incorporation to establish the rights of, and to cause our company to issue, substantial amounts of preferred stock without the need for stockholder approval, upon such terms and conditions, and having such rights, privileges and preferences, as our board may determine from time to time in the exercise of its business judgment, may, among other things, be used to create voting impediments with respect to changes in control of our company or to dilute the stock ownership of holders of common stock seeking to obtain control of our company. The rights of the holders of common stock will be subject to, and may be adversely affected by, any preferred stock that may be issued in the future. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions, financings and other corporate transactions, may have the effect of discouraging, delaying or preventing a change in control of our company. Except as otherwise described herein, we have no present plans to issue any shares of preferred stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Included in this prospectus are “forward-looking” statements, as well as historical information. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we can give no assurance that the expectations reflected in these forward-looking statements will prove to be correct. Our actual results could differ materially from those anticipated in forward-looking statements as a result of certain factors, including matters described in the section titled “Risk Factors.” Forward-looking statements include those that use forward-looking terminology, such as the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “project,” “plan,” “will,” “will,” “should,” and similar expressions, including when used in the negative. Although we believe that the expectations reflected in these forward-looking statements are reasonable and achievable, these statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Important factors that could cause our actual results, performance or achievements to differ from these forward-looking statements include the factors described in the “Risk Factors” section and elsewhere in this prospectus.

All forward-looking statements attributable to us are expressly qualified in their entirety by these and other factors. We undertake no obligation to update or revise these forward-looking statements, whether to reflect events or circumstances after the date initially filed or published, to reflect the occurrence of unanticipated events or otherwise.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement with the U.S. Securities and Exchange Commission, or the SEC, on Form SB-2 under the Securities Act to register the shares of our common stock being offered by this prospectus. This prospectus omits some information contained in the registration statement and its exhibits, as permitted by the rules and regulations of the SEC. For further information about us and our securities, you should review the registration statement and its exhibits, which may be inspected, without charge, at the SEC’s public reference facilities at 100 F Street, N.E., Washington, D.C. 20549. Copies of all or any portion of the registration statement may be obtained from the public reference facilities of the SEC on payment of prescribed fees. Please call the SEC at 1-800-SEC-0330 for further information regarding the public reference facilities. The SEC maintains a website, http://www.sec.gov, that contains reports, proxy statements and information statements and other information regarding registrants that file electronically with the SEC, including the registration statement.

We are not required to deliver annual reports to stockholders, and we do not intend to voluntarily send annual reports with audited financial statements to stockholders. However, on completion of this offering, we will become subject to the informational and periodic reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, in accordance with the requirements of the Exchange Act, will file periodic reports, proxy statements, and other information with the SEC. These periodic reports, proxy statements, and other information will be available for inspection and copying at the regional offices, public reference facilities and Web site of the SEC referred to above. We have not filed any reports or statements with the SEC prior to filing this registration statement and prospectus.

USE OF PROCEEDS

The selling stockholders will receive all of the proceeds from the sale of the shares of our common stock offered for sale by them under this prospectus. We will not receive any proceeds from the sale of the shares of our common stock by the selling stockholders.

MARKET FOR OUR COMMON STOCK AND RELATED STOCKHOLDER MATTERS

Absence of Market for Common Stock

Our common stock is not listed on any exchange or quoted on any inter-dealer quotation system, and there is currently no market for our common stock. We have not taken any steps to enable our common stock to be quoted on the OTC Bulletin Board, and can provide no assurance that our common stock will ever be quoted on any inter-dealer quotation system or that any market for our common stock will ever develop.

Common Stock Outstanding and Available for Future Sale

Future sales of substantial amounts of common stock in the public market or the prospect of such sales could adversely affect market prices for our common stock (to the extent that any such market develops).

As of June 25, 2007, there were 21,300,000 shares of our common stock outstanding held by approximately 25 holders of record. In addition, there were 8,700,000 shares of common stock reserved for issuance upon conversion of outstanding shares of Series A Convertible Preferred Stock and Series B Convertible Preferred Stock and 1,000,000 shares of common stock reserved for issuance pursuant to options that may be granted from time to time under our stock option plan. As of June 25, 2007, no options had yet been granted under our stock option plan. We may determine to file a registration statement on Form S-8 under the Securities Act of 1933, as amended (the “Securities Act”) covering shares of common stock reserved for issuance under our 2005 Stock Option Plan. The Form S-8 registration statement would become effective immediately on filing. At that time, subject to the satisfaction of applicable exercisability periods and Rule 144 volume limitations applicable to affiliates, shares of our common stock to be issued on exercise of outstanding stock options granted under our 2005 Stock Option Plan will be available for immediate resale in the public market.

All outstanding shares of our common stock are “restricted securities,” as defined in Rule 144 promulgated under the Securities Act, and may be sold in the public market only if registered under the Securities Act or if they qualify for an exemption from registration, including an exemption under Rule 144. The resale of 300,000 of such shares is being registered under the registration statement of which this prospectus is a part and, subject to compliance with state securities laws and the prospectus delivery requirements under the Securities Act, may be sold under this prospectus at any time the registration statement is effective.

In general under Rule 144, a person, including an “affiliate” of our company, who has beneficially owned restricted shares for at least one year is entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of common stock (approximately 213,000 shares of common stock as of June 25, 2007) or the average weekly trading volume of the common stock during the four calendar weeks preceding the sale. Sales under Rule 144 are subject to manner-of-sale restrictions, notice requirements and the availability of current public information about us. Rule 144(k) provides that a person who is not an “affiliate” of the issuer at any time during the three months preceding a sale and who has beneficially owned shares for at least two years is entitled to sell those shares at any time without compliance with the public information, volume limitation, manner or sale and notice provisions of Rule 144.

Dividend Policy

We have never declared or paid cash dividends on our shares of common stock. We currently intend to retain future earnings for use in our business and, therefore, do not anticipate paying any dividends on our shares of common stock in the foreseeable future. Any future determination as to the payment of dividends on our common stock will be at the discretion of our Board of Directors and will depend on our earnings, operating and financial condition, capital requirements and other factors deemed relevant by our Board of Directors including the Texas Business Organization Code, which provides that dividends are only payable out of retained earnings or if certain minimum ratios of assets to liabilities are satisfied. The declaration of dividends on our common stock also may be restricted by the provisions of credit agreements that we may enter into from time to time.

Equity Compensation Plan Information

The following table provides information regarding the status of our existing equity compensation plans at June 25, 2007:

Plan category	Number of shares of common stock to be issued on exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the previous columns)

Equity compensation plans
approved by security holders (1)	—	—	1,000,000

Equity compensation plans not
approved by security holders	—	—	—

Total	—	—	1,000,000

(1) Consists of our 2005 Stock Option Plan.

MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

You should read the following discussion and analysis of our plan of operations together with our financial statements and related notes appearing elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. The actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those presented under “Risk Factors” and elsewhere in this prospectus.

General

We are engaged in the sale, installation and servicing of “smart home” products and services, including security systems, fire alarms, home theater systems, intercom systems, phone, central vacuum systems, whole house audio/video, home automation, computer networking and integrated structured cabling to facilitate state-of-the art home and commercial technologies.

Our principal focus, historically, has been the sale of security monitoring services and related security systems and, in recent years, the installation of integrated structured cabling to support advanced home network technologies.

Our revenues are derived principally from:

▪	security system monitoring fees (“Monitoring Fees”);
▪	sale of Monitoring Fee contracts (“Contract Funding”); and
▪
sale and installation of integrated structured cabling, and related outlets and equipment, to builders (“Commercial Installation Fees”) and consumers (“Consumer Installation Fees”), including advanced home and commercial electronics and hardware (including advanced security, fire, access and surveillance systems, home theater systems, intercom systems, vacuum systems, phone systems, whole house audio/video, home automation systems and computer networking appliances) (collectively, “Installation Fees”).

Monitoring Fees are derived from direct sales to consumers of security system monitoring service and are recurring fees separate from one time Consumer Installation Fees derived from initial installation of security hardware. Consumers typically enter into three-year contracts for monitoring service and pay a monthly fee for ongoing monitoring service, although shorter contracts may be entered subject to higher monthly fees. We act as principal in the monitoring contracts, and not as a commissioned agent, and retain all rights and responsibility under the contracts for delivering monitoring service and billing and collecting monitoring fees. We, in turn, buy services of third party monitoring service companies to provide actual security system monitoring.

Contract Funding revenues are derived from the sale of security system monitoring contracts to monitoring service companies. We offer substantially all monitoring contracts for sale to the contracted monitoring company. The applicable monitoring service typically establishes criteria with respect to monitoring contracts they will purchase. Such criteria typically include minimum monthly monitoring charges, minimum duration of monitoring contracts and minimum customer credit scores. Where a contract satisfies the established purchase criteria, the monitoring company may, at its option, purchase each of the monitoring contracts for an initial fee which is a multiple of the monthly monitoring fee based on volume, quality and experience guidelines established by the monitoring company. Initial payments from monitoring companies for purchased contracts are subject to chargebacks in the event that purchased contracts are canceled or become non-producing within a specified period, typically ranging from three months to one year. A portion of the purchase price of contracts sold will be held back at purchase to fund potential chargebacks. The applicable holdback is a percentage based principally on the chargeback experience as adjusted over time. If contracts are terminated or become non-performing within the prescribed period, funds held back by the monitoring company are applied against the chargeback amount and any excess chargebacks are recovered through future holdbacks or payment of the deficiency. As the period over which chargebacks may apply lapses, the required holdback is adjusted and any excess amounts held back are remitted to us. In addition to the initial payments received from the sale of monitoring contracts, where contracts continue to be in place after a prescribed period, typically three years, we are entitled to receive monthly revenue sharing fees based on a percentage of revenues collected with the percentage varying based on various criteria relating, primarily, to the volume of contracts sold to the monitoring services and continuing in force. We have historically experienced minimal chargebacks on monitoring contracts sold. Similarly, we have historically received minimal revenue sharing fee payments following the initial payments relating to contracts remaining in place beyond prescribed periods.

Because the upfront cost of generating monitoring contracts eligible for sale to a monitoring company often represent as much as two years of potential monitoring revenues under a contract, the sale of contracts to monitoring companies historically served as a key financing source allowing us to recover upfront costs and realize a profit on a contract at the time of sale instead of over the life of a contract and allowing us to reinvest the proceeds from sale of those contracts to generate additional contracts.

Revenues from contracts retained by us and not sold to the monitoring company are classified as Monitoring Fees while payments from the sale of contracts to monitoring companies are classified as Contract Funding revenues.

Installation Fees are derived from the sale and installation of basic monitoring hardware (e.g., keypads, window and door contacts, outlets, sirens, motion detectors and related equipment), integrated structured cabling and related outlets and equipment. We sell installation services and related hardware to, or through, production builder, custom and semi-custom builders, and derive Commercial Installation Fees from such sales, and direct to consumers from which we derive Consumer Installation Fees. We typically sell to production, or tract, builders pre-packaged cabling solutions based on pre-determined numbers of rooms and outlets and hardware with semi-custom solutions being offered as add-ons to pre-packaged solutions. We typically sell to custom builders custom cabling solutions designed to the specifications of the builder and homebuyer prior to commencement of, or early in the process of, construction. Builders pay standard prices for pre-packaged cabling solutions, which prices may reflect volume and other negotiated discounts or mark-ups. Custom and semi-custom cabling solutions are paid by builders based on negotiated pricing. Direct sales to customers, and receipt of Consumer Installation Fees, are typically limited to sales of equipment in conjunction with the sale of security monitoring services and, in select cases, sales of equipment upgrades in connection with builder contracts. Equipment delivered pursuant to installation contracts includes upgrades requested by a builder or consumer as reflected in the installation contract and may include enhanced security systems, vacuum systems, home theater systems, home automation systems and similar products. Installation contracts, including both commercial and consumer contracts, typically are of a short duration, in most instances one or two days, and provide for payment for all cabling, equipment and related services in a single payment based on completion of delivery of the contracted products and services. In limited instances, installation contracts may provide for multiple deliverables and multiple payments.

Our operating expenses relate primarily to:

▪ cost of monitoring;
▪ cost of installation;
▪ compensation and benefits;
▪ truck expenses; and
▪ general and administrative costs.

Cost of monitoring consists principally of amounts paid to monitoring companies for the provision of monitoring services with respect to security monitoring contracts not purchased by the monitoring company. Monitoring costs are based on standardized fee schedules or negotiated rates.

Cost of installation consists principally of cost of cabling, hardware and equipment purchased for resale to customers and for builder pre-packaged custom solutions. Cabling, hardware and equipment are purchased from wholesale suppliers. We maintain relationships with various wholesale suppliers and attempt to negotiate favorable pricing for products based on volume purchases. Hardware and equipment representing upgrades to standard installation packages is typically not held in inventory but is purchased as necessary to fill specific installation contracts.

Compensation and benefits consist of salary, wages, commissions and benefits paid to installation, service, maintenance, office personnel and sales personnel.

Truck expenses consist of fuel, insurance, maintenance, lease costs and depreciation associated with operation of our fleet of vehicles utilized in installation, service and sales.

General and administrative expenses include office expenses including rent, utilities, maintenance, supplies and taxes, professional fees, insurance and other corporate overhead.

Operating Developments and Plans

From inception in 2001 until 2003, our operations were focused on direct sales of security monitoring services of ADT Security. During that period, we sold the bulk of our monitoring contracts to ADT Security with the funds provided by the sale of those contracts providing our primary source of financing to support and grow our business.

In 2004, ADT Security modified its dealer program, increasing fees and customer standards for purchased contracts and substantially reducing available sales commissions for non-purchased contracts. Those modifications substantially altered the terms of monitoring contracts eligible to be purchased by ADT, requiring, among other things, that eligible contracts be priced at higher levels and customers have substantially higher credit scores than those previously required for eligible contracts. A substantial majority of the contracts we had historically sold to ADT did not satisfy the modified criteria of ADT. As a result of such modifications, the volume of monitoring contracts generated and eligible to be sold to ADT Security dropped by nearly 90% from 2004 to 2005, our ADT Security related sales force was substantially eliminated and the ongoing production of monitoring contracts for sale to ADT Security became no longer economically viable.

Because we have historically lacked the resources to carry the cost of generating eligible contracts and recoup that cost over the life of a contract, we were unable to transition contracts that would previously have been sold to ADT into retained contracts. As a result, our overall volume of monitoring contracts generated dropped dramatically following the changes to the ADT dealer program.

In 2003 we began to focus on the development of our Home Builder Program as a principal growth vehicle. With the adverse changes to our ADT Security business and the shift in our focus away from direct sales of security monitoring services and to our Home Builder Program, our sales of security monitoring contracts further flattened and the volume of contracts sold to ADT Security further declined. Additionally, in order to establish and grow our Home Builder Program, we devoted personnel and resources, including investing in inventory, to support our Home Builder Program. As a result of the decline in sale of monitoring contracts to ADT Security and investments in our Home Builder Program, we implemented certain cost reduction measures including terminating certain employee benefit programs, including our health insurance program. The elimination of our health insurance program and other employee benefit programs adversely affected our ability to hire and retain sales personnel which, in turn, resulted in curtailed sales activity and results in our ADT Dealer Program.

During 2006, we established a relationship with another security monitoring service under which that service may purchase monitoring contracts on more favorable terms than ADT Security, including acquiring contracts not meeting the current criteria for purchase by ADT Security. With an improved Contract Funding model, we believe that the generation of Contract Funding business is once more economically viable and we have begun efforts to rebuild that business.

In August 2006, we completed the private placement of units of common stock and Series B Convertible Preferred Stock. We received net proceeds of $255,000 from the 2006 private placement. In January 2007, we sold additional units for $45,000. We have utilized proceeds of the 2006 private placement to support planned growth of our Home Builder Program and renewed sales growth under our security monitoring and Contract Funding programs. Specifically, we have invested in inventory and hired personnel to support increased volume in our Home Builder Program. Based on discussions with various builders, we believe that we can secure exclusive relationships with one or more large production builders within selected markets if we can demonstrate the financial ability to support substantial volume increases under our Six Month Advantage Program in which we provide six months of complimentary security monitoring services to home buyers. Additionally, we have reinstated certain employee benefit programs, including health insurance, in order to attract and retain sales personnel necessary to renew the growth in sales under our security monitoring and Contract Funding program. As a result, we hired 2 additional sales employees and 2 additional installation employees during late 2006. There can be no assurance, however, that we will be successful in securing additional builder participation in our Home Builder Program, or exclusive relationships with any such builders, or that we will be successful in growing sales under our security monitoring and Contract Funding program.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based upon our financial statements. Those financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America except as indicated in the notes to the accompanying financial statements. We believe certain critical accounting policies affect our more significant judgments and estimates used in the preparation of our financial statements. The following describes the critical accounting policies used in reporting our financial condition and results of operations.

Revenue Recognition.

Our products and services are generally sold based upon purchase orders or contracts with our customers that do not have right of return provisions or other significant post-delivery obligations. We recognize revenue from product sales when title passes to the customer, the customer assumes the risks and rewards of ownership and collectibility is reasonably assured. Service revenue is recognized when the services are rendered and collectibility is reasonably assured.

For contracts containing multiple deliverables, we analyze each activity within the contract to ensure that we adhere to the separation guidelines of Emerging Issues Task Force Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables,” and the revenue recognition guidelines of Staff Accounting Bulletin No. 104, “Revenue Recognition.” For service-only contracts and service elements of multiple deliverable arrangements, service fees are recognized only when defined and awarded by the customer.

Our revenues are generally characterized as Installation Fees, Monitoring Fees and Contract Funding Fees. Consumer Installation Fees and Monitoring Fees arising from the sale to consumers of security monitoring services and related equipment installation are treated as separate units of accounting in accordance with EITF 00-21 with consideration allocated to these separate units of accounting using the relative fair value method. Each relates to a distinct activity that is priced separately, has value to the customer on a standalone basis and can be acquired from multiple vendors.

Installation Fees arise from contracts or purchase orders to supply and install integrated cabling, related outlets and equipment to builders and to consumers. Installation contracts and purchase orders typically provide for a single price for all cabling, outlets and equipment supplied and installed, including the actual installation services. Installation contracts and purchase orders are typically of a very short duration, requiring one to two days for completion. We recognize revenues from installation contracts using the completed contract method of accounting with revenue recognized when installation services are completed. Installation Fees accounted for under the completed contract method represented 82.5% of revenues during 2006.

Monitoring Fees arise from security monitoring contracts retained by us and typically involve payment of a fixed monthly fee for monitoring services over the term of the applicable contract (typically 3 to 36 months). Monitoring fees are recognized monthly as services are provided pursuant to the terms of customer contracts.

Contract Funding revenue arises from the sale of monitoring contracts to a monitoring company. Contracts are typically sold to monitoring companies for a fixed upfront fee that is a multiple of the monthly monitoring fee based on volume, quality and experience guidelines established by the monitoring company. The upfront payment is subject to chargebacks in the event that purchased contracts are canceled or become non-producing within a specified period, typically ranging from three months to one year. A portion of the purchase price of contracts sold will be held back at purchase to fund potential chargebacks. The hold back is periodically released to the monitoring company or to us based on actual chargebacks and the lapse of the chargeback period. In addition to the initial payments received from the sale of monitoring contracts, where contracts continue to be in place after a prescribed period, typically three years, we are entitled to receive monthly revenue sharing fees based on a percentage of revenues collected with the percentage varying based on various criteria relating, primarily, to the volume of contracts sold to the monitoring services and continuing in force. We have historically experienced minimal chargebacks on monitoring contracts sold. Similarly, we have historically received minimal revenue sharing fee payments following the initial payments relating to contracts remaining in place beyond prescribed periods. Upon sale of a contract, we recognize the full purchase price of the contract as revenue in the amount equal to the cash received plus the amount of the holdback that is recorded as an account receivable. Chargebacks are charged against the account receivable. Revenue sharing fees are recognized as revenue when the amount of such fees becomes fixed and determinable under the terms of the contract.

Long-Lived Assets.

Assets held and used by the Company, including property, plant and equipment and intangible assets, are reviewed for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. For purposes of evaluating the recoverability of long-lived assets to be held and used, a recoverability test is performed based on assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates, reflecting varying degrees of perceived risk. Impairments to long-lived assets to be disposed of are recorded based upon the fair value of the applicable assets. Since judgment is involved in determining the fair value and useful lives of long-lived assets, there is a risk that the carrying value of our long-lived assets may be overstated or understated.

Accounts Receivable.

Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses on the Company’s existing accounts receivable. The Company reviews its allowance for doubtful accounts quarterly. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company has, historically, had minimal account charge offs. At March 31, 2007, the Company had an allowance for doubtful accounts of $1,055.

Results of Operations

Three Months Ended March 31, 2007 Compared to Three Months Ended March 31, 2006

During the three months ended March 31, 2007, we realized a net loss of $76,185 as compared to a net loss of $38,915 during the three months ended March 31, 2006.

The adverse change in operating results was principally attributable to increased operating costs associated with hiring of personnel, increased promotional activities and increases in general and administrative costs, all relating to our planned growth.

Revenue

Revenue for three months ended March 31, 2007 increased 25.1% to $241,795 from $193,222 during three months ended March 31, 2006. The principal components of revenues for the periods were as follows:

	Three Months Ended March 31,
	2006	2007
Installation Fees	$147,422	$193,692
Monitoring Fees	20,463	23,078
Contract Funding	11,530	10,488
Other	13,807	14,537
Total	$193,222	$241,795

The increase in Installation Fees was primarily attributable to increased marketing efforts facilitated by our hiring of additional installation and marketing personnel following the receipt of funding from our 2006 Private Placement.

The decline in Contract Funding revenues was primarily attributable to the ongoing effects of changes to the ADT Security dealer program. Those changes substantially limited the volume of monitoring contracts eligible to be purchased by ADT Security and reduced the potential commissions to our sales force. Because of the adverse changes to the economic profile of our Contract Funding business, we lost substantially all of our sales force and shifted the focus of our business from the production of monitoring contracts to installation fees from our homebuilder program.

The increase in monitoring fees was attributable to higher retentions of monitoring contracts resulting from a decline in contracts sold to ADT Security described above. Because we lack the financial resources to generate and retain most of the contracts previously sold to ADT Security, our total volume of monitoring contracts generated, included both retained contracts and contracts sold to ADT Security, declined during the first three months of 2007.

Cost of Monitoring and Installation

Cost of monitoring and installation for the three months ended March 31, 2007 increased 48% to $113,221 from $76,475 during the three months ended March 31, 2006.

As a percentage of revenues, cost of monitoring and installation increased to 46.8% in the three months ended March 31, 2007 from 39.6% in the three months ended March 31, 2006. The increase in cost of monitoring and installation as a percentage of revenues was principally attributable to a decline in our Contract Funding business that historically has higher margins compared to our other operations

Truck Expense

Truck expense, reflecting the cost of ownership and operation of our installation and service vehicles, increased by 44.7% to $18,769 for the three months ended March 31, 2007 from $12,967 for the three months ended March 31, 2006. As a percentage of revenues, truck expense increased from 6.7% in the 2006 period to 7.8% in the 2007 period.

The increase in truck expense was principally attributable to higher gas costs and maintenance costs, the addition of a leased truck and costs arising from vehicles operated by additional personnel hired during the fourth quarter of 2006.

General and Administrative Expense

General and administrative expense increased by 83.4% to $57,060 for the 2007 period from $31,106 for the 2006 period. As a percentage of revenues, G&A increased from 16.1% in the 2006 period to 23.6% in the 2007 period.

The increase in G&A during the 2007 period was principally attributable to the commencement of certain promotional efforts and investments to support planned growth in all market segments beginning the fourth quarter of 2006 following the receipt of funding from the 2006 Private Placement. As a result of those efforts, we anticipate that our G&A will continue at an increased level during 2007.

Compensation and Benefits

Compensation and benefit expenses increased by 15.7% to $121,350 for the 2007 period from $104,894 for the 2006 period. As a percentage of revenues, compensation and benefit expenses decreased from 54.3% in the 2006 period to 50.2% in 2007.

The increase in compensation and benefit expense was principally attributable to the hiring of additional personnel and reinstating certain benefit programs during the fourth quarter of 2006 following the receipt of funding from the 2006 Private Placement in order to attract personnel to support increased sales efforts under the security monitoring and Contract Funding programs and sales and service of additional builders in our Home Builder Program. Subsequent to March 31, 2007, we let go, or reduced to part-time, certain of the newly hired personnel for performance reasons. Accordingly, our compensation expense is expected to decline in the second quarter of 2007 but we plan to hire additional personnel to support planned growth and expect compensation expense to rise as additional personnel is hired.

Interest Expense

Interest and finance charges decreased 11.9% to $5,896 for the 2007 period from $6,695 for the 2006 period. The decrease in interest expense was attributable to decreased debt levels.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

During 2006, we realized a net loss of $256,245 as compared to net income of $104,152 during 2005.

The adverse change in operating results was principally attributable to declining revenues as a result of working capital constraints experienced during the first nine months of 2006.

Revenue.

Revenue for 2006 decreased 9.2% to $759,075 from $836,379 during 2005. The principal components of revenues for the periods were as follows:

	2005	2006
Installation Fees	$706,709	$626,581
Monitoring Fees	79,225	87,047
Contract Funding	56,663	25,610
Other	(6,218)	19,837
Total	$836,379	$759,075

The decline in Installation Fees was primarily attributable to a lack of financial resources that limited our ability to acquire inventory and retain and deploy installation personnel and, in turn, limited the volume of installations we were capable of carrying out and our sales and marketing initiatives.

The decline in Contract Funding revenues was primarily attributable to the ongoing effects of changes to the ADT Security dealer program. Those changes substantially limited the volume of monitoring contracts eligible to be purchased by ADT Security and reduced the potential commissions to our sales force. Because of the adverse changes to the economic profile of our Contract Funding business, we lost substantially all of our sales force and shifted the focus of our business from the production of monitoring contracts to installation fees from our homebuilder program.

The increase in monitoring fees was attributable to higher retentions of monitoring contracts resulting from a decline in contracts sold to ADT Security described above. Because we lack the financial resources to generate and retain most of the contracts previously sold to ADT Security, our total volume of monitoring contracts generated, included both retained contracts and contracts sold to ADT Security, declined substantially during 2006.

Cost of Monitoring and Installation.

Cost of monitoring and installation for 2006 decreased 2.5% to $340,812 from $349,598 during 2005.

As a percentage of revenues, cost of monitoring and installation increased to 44.9% in 2006 from 41.8% in 2005. The increase in cost of monitoring and installation as a percentage of revenues was principally attributable to a decline in our Contract Funding business that historically has higher margins compared to our other operations

Truck Expense

Truck expense, reflecting the cost of ownership and operation of our installation and service vehicles, increased by 23.0% to $77,795 for 2006 from $63,232 for 2005. As a percentage of revenues, truck expense increased from 7.6% in 2005 to 10.2% in 2006.

The increase in truck expense was principally attributable to higher gas costs and maintenance costs, the addition of a leased truck and costs arising from vehicles operated by additional personnel hired during the fourth quarter of 2006.

General and Administrative Expense.

General and administrative expense increased by 34.0% to $172,112 for 2006 from $128,471 for 2005. As a percentage of revenues, G&A increased from 15.4% in 2005 to 22.7% in 2006.

The increase in G&A during 2006 was principally attributable to the commencement of certain promotional efforts and investments to support planned growth in all market segments during the fourth quarter following the receipt of funding from the 2006 Private Placement. As a result of those efforts, we anticipate that our G&A will continue at an increased level during 2007.

Compensation and Benefits

Compensation and benefit expenses increased by 5.4% to $392,086 for 2006 from $371,938 for 2005. As a percentage of revenues, compensation and benefit expenses increased from 44.5% in 2005 period to 51.7% in 2006.

The increase in compensation and benefit expense was principally attributable to the hiring of additional personnel and reinstating certain benefit programs during the fourth quarter of 2006 following the receipt of funding from the 2006 Private Placement in order to attract personnel to support increased sales efforts under the security monitoring and Contract Funding programs and sales and service of additional builders in our Home Builder Program. As a result of such hiring, we anticipate that our compensation and benefit expense will continue at an increased level during 2007.

Interest Expense.

Interest and finance charges increased 3.1% to $27,571 for 2006 from $26,748 for 2005. The increase in interest expense was attributable to increased debt levels.

Financial Condition

Cash Position and Short-Term Liquidity.

At March 31, 2007, we had a cash balance of $46,885 and a working capital deficit of $165,272 as compared to a cash balance of $77,557 and a working capital deficit of $184,473 at December 31, 2006.

Operations used cash in the amount of $51,877 during the three months ended March 31, 2007 as compared to $25,070 used in operations during the three months ended March 31, 2006. The increase in cash used in operations during the 2007 period was principally attributable to the increase in net loss during 2007 and reduction of payroll, sales tax and other liabilities.

Our short-term financing requirements have, in recent periods, been financed primarily through short-term borrowing from our principal officer, Mark Trimble, borrowings on credit cards and borrowings from a supplier. We have no commitments from Mr. Trimble or others to provide any additional funding that may be necessary to support operations in the near term. With the receipt of funds from our 2006 private placement, we anticipate that we will be able to meet our short-term financing requirements without additional borrowings from affiliates notwithstanding our continuing working capital deficit.

Included in our short-term debt at March 31, 2007 is credit card debt in the amount of $95,900 relating, primarily, to inventory purchases. Such amounts have no formal payment terms.

Unearned Revenue on Contracts

We routinely offer security monitoring services in conjunction with our sale and installation of security systems. Contracts for security monitoring services typically range from three months to thirty-six months. Proceeds received from the sale of such contracts relating to periods for which services have not yet been provided are classified as unearned revenue on contracts and are reflected in current or non-current liabilities based on the period in which services are required to be rendered. At March 31, 2007, unearned revenue on contracts totaling $8,960 was classified as current liabilities and $1,678 was classified as non-current liabilities.

Financing Facilities.

At March 31, 2007, financing of our business was provided through multiple sources, including a bank loan, a supplier loan and a variety of credit card lending arrangements.

At March 31, 2007, our bank loan balance totaled $10,989. The loan bears interest at a variable rate (presently approximately 7.4%), is payable in twelve monthly installments of $1,413, the final installment being due in November 2007, is secured by a certificate of deposit.

At March 31, 2007, we had a note payable in the amount of $20,159 payable to a supplier payable in seven monthly installments of $6,798 and providing for interest at 7%. The note is unsecured and is guaranteed by our President and principal shareholder.

At March 31, 2007, we had available credit of approximately $114,000 under multiple credit card accounts, of which approximately $95,900 was borrowed, including interest. Those accounts each provide for varying interest rates and minimum monthly payments with no stated maturity.

Financing Transactions.

In order to finance certain short-term requirements and to facilitate our planned growth in our Home Builder Program and efforts to grow revenues from our Contract Funding, during 2005 and 2006 and the first quarter of 2007, we entered into several transactions.

In September 2005, Mr. Trimble agreed to convert all amounts owing to him, totaling $38,400, into 2,101,645 shares of common stock, or an effective conversion price of $0.018 per share (after giving effect to the October 2005 stock split).

In September 2005, we issued a total of 2,462,832 shares of common stock (after giving effect to the October 2005 stock split) for aggregate consideration of $45,000. The proceeds from that offering were used to support working capital needs and to pay down certain debts.

In October 2005, we issued 6,000,000 shares of Series A Preferred Stock in exchange for an agreement by the purchaser to pay all expenses associated with conducting a private placement, filing a resale registration statement with the Securities and Exchange Commission and facilitating the development of a public market for our common stock, as well as preparing related corporate documents, at a total estimated cost of more than $200,000 but not to exceed $300,000.

In August 2006, we sold Units in a private placement for total net proceeds of $255,000. The Units sold in the offering consisted of an aggregate of 255,000 shares of common stock and 2,295,000 shares of Series B Preferred Stock. Subsequently, in January 2007, we received an additional $45,000 from the sale of Units resulting in the issuance of an additional 45,000 shares of common stock and 405,000 Shares of Series B Preferred Stock.

Capital Requirements.

We have, in recent years, required financial support of our principal shareholder to provide necessary working capital and have, in certain instances, extended payments of suppliers beyond their normal payment terms. In order to support our plan to grow our Home Builder Program and to restore our Contract Funding revenues, we must hire sales and installation personnel and invest in inventory. In order to facilitate planned hiring, we must reactivate certain benefit plans, including our health insurance plan. We undertook various financing transactions during 2005 and 2006 to support our planned operations, including raising $345,000 of equity pursuant to the 2005 Affiliate Private Placement and the 2006 Private Placement. We anticipate that the financing provided by the Affiliate Private Placement and the 2006 Private Placement, together with funds from operations, will be adequate to meet our capital requirements for at least the next 12 months, including servicing our short-term debt and investments in personnel, inventory and assets.

Capital Expenditures and Commitments.

Our capital expenditures have historically been limited to selected purchases of vehicles, equipment and furniture to support our operations. Additionally, we have previously purchased alarm monitoring accounts and may do so in the future. During the three months ended March 31, 2007, we had no capital expenditures.

At June 25, 2007, we had no capital expenditure commitments but have budgeted approximately $2,000 for management software purchases and $25,000 for vehicles and outfitting of vehicles with tools and purchases of computers and office technology to support planned growth.

Contractual Obligations.

At March 31, 2007, our contractual obligations requiring determinable future payments were limited to amounts payable under the promissory note and supplier loan as discussed above. We lease our executive offices from an unrelated third party under a month-to-month lease and lease a vehicle from our President pursuant to a lease running through September 2007. Office lease payments are presently $1,250 per month and vehicle rental payments are presently $625 per month.

In addition to the foregoing obligations, we may be subject to charge-backs from time to time based on collections and retention rates on monitoring accounts sold to monitoring service company. Moreover, we may elect to sell our rights under certain payment streams to the monitoring company subject to certain rights of the monitoring company to recover some or all payments made based on our ongoing compliance with various requirements and the actual collection results with respect to accounts covered by such arrangements. In either of those events, amounts owing to us in the future by the monitoring company may be reduced or, in the alternative, we may be obligated to repay to the monitoring company certain amounts previously paid us by the monitoring company. We have not historically experienced any material obligations to repay amounts paid, or offset future payments of, monitoring companies and no reasonable estimate can be made as to whether any such obligations will arise in the future and, if so, the amount of such obligations.

Off-Balance Sheet Arrangements

We do not have any guarantees or off-balance sheet arrangements.

Inflation

Inflation has historically not had a material effect on our operations.

BUSINESS

Overview

IntelliHome, Inc., originally formed as The Jon Ashton Corporation and doing business as Advanced Protective Technology Security Services (the “Company” or “APT”), based in Katy Texas, is a Texas corporation formed in February 2001. We provide a comprehensive range of low-voltage products and services to homeowners, builders and commercial customers to facilitate the creation and operation of the modern “smart home” or “smart building”. Our products and services include security systems, fire alarms, home theater systems, intercom systems, phone, central vacuum systems, whole house audio/video, home automation, computer networking and integrated structured cabling to facilitate state-of-the-art home and commercial technologies.

We market our products and services through multiple channels with an emphasis on the builder market but also including direct sales to consumers. We have developed a market penetration strategy to establish an initial presence and exclusivity, or near exclusivity, through contracting with builders and upselling products and services to homebuyers.

Our offices are located at 5150 Franz Road, Suite 100, Katy, Texas 77493, telephone (281) 391-4199.

History and Development

We were formed in 2001 by Mark Trimble and John Peper, veterans of the home security industry, to market security monitoring services and the installation of basic infrastructure to support monitoring services, including structured integrated cabling. Our initial focus was on building a sales and service team targeting end-users to market the monitoring services of ADT Security and the installation of related hardware.

Beginning in 2003, we expanded the scope of our product offerings implementing a home builder program designed to establish ongoing relationships with builders in the new construction market with the goals of becoming the preferred provider of structured integrated cabling and related equipment during the construction phase and establishing preferred relationships with the builders’ home buyers in order to facilitate the upselling of a comprehensive range of “smart home” products and services.

In 2004, ADT Security implemented changes to its dealer program the effect of which was to substantially limit our ability to sell the monitoring services of ADT Security. As a result, we lost substantially all of our sales force servicing that market and we experienced severe declines in our revenues from the sale of security monitoring contracts.

During 2006, we established a relationship with another security monitoring service under which that service may purchase monitoring contracts on more favorable terms than ADT Security, including acquiring contracts not meeting the current criteria for purchase by ADT Security. With an improved Contract Funding model, we believe that the generation of Contract Funding business is once more economically viable and we have begun efforts to rebuild that business.

With the implementation of our builder program, and due to limited resources to allocate among our various operations, our end-user sales team has been reduced and revenues from security monitoring contracts have declined in recent years while sales to builders have grown. With the receipt of $300,000 from our 2006 private placement, we have begun to invest in inventory and hiring of sales and installation personnel in an effort to attract and service large scale builder accounts as well as to reinvigorate our security monitoring sales efforts in the end-user market.

Industry Overview

Sales, installation and service to facilitate creation and operation of the modern “smart home” or “smart building” lies at the convergence of the developing “structured cabling” industry and the broad technologies application industry.

▪ Structured Cabling.

The structured cabling industry has developed in response to rapid technological advances and a growing demand among consumers to incorporate those technologies to create the so-called “smart home” or “smart building”. With the pending explosion of digital technology applications, the Telecommunications Industry Association (“TIA”) and the Electronic Industries Association (“EIA”), in the mid-1980s, began developing methods for cabling buildings with the intent of developing a uniform wiring system to support multi-vendor products and environments. In 1991, TIA/EIA released the first structured cabling standards for commercial building telecommunications cablings. Those standards were followed by a series of updates and addendums.

The TIA/EIA structured cabling standards define how to design, build and manage a cabling system that is structured, or designed in blocks that have specific performance characteristics, and integrated to create a unified system. During the 1990s, the initial commercial telecommunications cabling systems were reengineered and downsized for residential applications to meet the specific demands and cost parameters of consumers.

The primary market for structured cabling is in new construction, both residential and commercial. In the residential market, high-end construction, particularly custom homes, were early adopters of structured cabling. In the late 1990s and early 2000s builders of lower priced homes, including national tract builders, began installing basic structured cabling in virtually all new homes. According to a February 2003 survey, structured cabling was offered as a standard building feature by approximately 30% of the respondents and was offered as an option by approximately 49% of the respondents. Industry publications indicate that the structured cabling market has grown from approximately $123 million in 2000 to $1.4 billion in 2004. We believe that the structured cabling industry remains early in its life and expect the industry to continue to grow and the installation of structured cabling to become the de facto standard in new construction.

▪ Technology Applications.

Technology applications sales and service to serve the “smart home” or “smart building” is a diverse and evolving industry, encompassing security and safety products and services, audio/video products and services, communications products and services and home automation and convenience products and services.

Collectively, we believe these markets account for multiple billions of dollars of sales annually in the United States alone. The consumer electronics industry generally, including the “smart home” industry, is characterized by rapid innovation and intense competition as new technologies are introduced resulting in the obsolescence of relatively new technologies, shortened product life cycles and intense price competition in all but the newest technologies. We believe that demand for enhanced automation and life-style “smart home” applications will continue to grow, driven by evolving consumer technology expectations and falling prices attributable to more wide-spread sales and intense competition among all but the latest technologies. As an example, plasma televisions were largely a very high priced novelty purchased by audio/video technology buffs as recently as the early 2000s. By 2005, demand for plasma televisions had increased sharply and prices had fallen by 50% or more.

Within the security and safety products markets, we believe that the quality and cost-effectiveness of monitoring services, as well as perception regarding crime and security, are the principal factors that impact consumer spending habits. We believe the security and safety products and monitoring services market accounts for more than $1 billion of sales annually in the United States. Largely driven by the economies involved in creating monitoring centers to serve large customer bases, we believe that the monitoring market is dominated by large competitors such as ADT Security and Brinks Home Security. We believe that installers of security and safety products and marketers of monitoring services must maintain relationships with established national monitoring services in order to successfully enter the market for monitoring services.

Products and Services

We offer a comprehensive range of products and services designed to facilitate the deployment of state-of-the-art home and commercial electronics, communications and security applications. At the core of our solutions offerings is our structured integrated cabling, offering pre-packaged, custom and semi-custom wiring solutions to service all of the low-voltage products and services in both residential and commercial settings. Additionally, or in conjunction with structured integrated cabling, we offer a broad array of security and safety products and services, audio video products and services, home automation products and services and communication and networking products and services.

Principal product and service offerings include:

▪ Structured Integrated Cabling. Structured integrated cabling solutions is a core offering of APT. Our cabling solutions are designed to provide the essential infrastructure to support current and future advanced technology applications, including security and safety systems, audio video systems, home automation and communications and networking.

Our cabling solutions include the design and installation of structured wiring and outlets to support, in an integrated fashion, virtually all low-voltage applications in a home or commercial setting. Our cabling solutions are designed to be both versatile and adaptable to integrate, in a comprehensive and easy to use system, broad and diverse applications. Our cabling solutions can accommodate and support both current technology applications and future application additions or upgrades.

We have developed, and offer, pre-packaged cabling solutions designed to meet the needs and budgets of a range of customers. Additionally, we offer semi-custom cabling solutions based on upgrades to our pre-packaged cabling solutions to meet specific customer demands and fully custom cabling solutions for high-end customer installations and applications. Pre-packaged cabling solutions typically include providing and installing cabling in a pre-determined number of rooms with a pre-determined number of outlets to support security, audio/video, voice and data applications. Upgrades and custom solutions may include additional rooms and outlets as well as cabling to support more advanced applications such as surround sound, whole home audio, home networking and home automation.

▪ Security and Safety Systems. Security and safety system installation and monitoring is a second core offering. We sell and install all essential home security and safety hardware, including keypads, window and door contacts, outlets, sirens, motion detectors, smoke and fire detectors and related equipment. We also sell third party monitoring services to support our security and safety system installations.

Security and safety systems installation and monitoring are offered in a variety of standard packages and on a custom basis to meet customer demands. Basic installations typically include window and door contacts and an alarm designed to detect unauthorized entry and alert the customer. Upgraded security and safety systems may include internal and external motion detectors, fire and smoke detectors, panic buttons to alert police, fire and medical personnel, video monitoring and advanced monitoring and notification.

We offer third party monitoring services on a contract basis, ranging up to three years, or on a month-to-month basis. We typically purchase third party monitoring services at negotiated bulk rates and resell those services to customers at a premium. We may hold those monitoring contracts and collect monthly monitoring fees over the life of the contracts or sell those contracts in bulk to the monitoring service provider. See “Monitoring Service Arrangements.”

▪ Audio/Video Systems. We design, sell and install a wide range of audio/video equipment and systems including speakers, state-of-the-art audio equipment such as receivers, amplifiers and CD players, and home theater equipment such as plasma, LCD and big screen projection televisions, surround sound amplifiers and receivers and DVD and VCR players.

Audio/video equipment sales and installation products and services range from basic in-wall speakers to whole house audio and state-of-the-art home theater. Basic installations typically consist of in-wall or ceiling speakers installed in conjunction with basic structured cabling installations. Upgraded installations are typically designed to maximize the utility of the structured cabling to expand speaker installations to facilitate surround sound capabilities and whole house audio, including outdoor living areas, and to add home theater applications.

We maintain relations with multiple wholesale suppliers of name brand audio/video equipment allowing us to source at favorable pricing and resell and install at retail pricing a broad range of audio/video equipment ranging from entry-level systems to high-end state-of-the-art systems.

▪ Voice and Data Networking. We sell and install a variety of voice and data networking and communications equipment including telephone systems, intercom systems, modems and other equipment designed to provide state-of-the-art voice and data communications throughout a house.

Voice and data networking product installations are supported by structured cabling allowing property owners to create an integrated local area network within a property to support digital phone service, shared computer peripheral equipment, Internet access and in-home monitoring and communications. Voice and data networking equipment installations are typically upgrades purchased during or shortly after construction of new housing or commercial properties.

We maintain relations with multiple wholesale suppliers of name brand voice and data networking equipment allowing us to source at favorable pricing and resell and install at retail pricing a broad range of the most popular products to the specifications of each customer.

▪ Home Automation and Convenience. We sell and install a variety of home automation and home convenience products including advanced lighting controls - raising and dimming lights in response to pre-programmed stimuli; advanced air conditioning and heating controls - adjusting temperature at pre-programmed times or dates or in response to selected stimuli to maximize comfort and energy efficiency; other advanced controls - turning on or off ovens, fire places, faucets and other appliances; central vacuum systems - providing convenient access to a vacuum throughout a house without having to carry or push a large vacuum cleaner and provide quieter and cleaner vacuuming; and remote access devises - allowing home or business owners to access and control appliances and functions via Internet from remote locations.

Home automation and convenience product installations are supported by structured cabling and are typically upgrades purchased during or shortly after construction of new housing or commercial properties.

We maintain relations with multiple wholesale suppliers of name brand home automation and convenience equipment allowing us to source at favorable pricing and resell and install at retail pricing a broad range of the most popular products to the specifications of each customer.

Marketing and Market Strategy

Our current service market is the greater-Houston, Texas market where we presently employ two distinct market strategies characterized, generally, as our homebuilder program and our security monitoring program. Subject to the availability of funding to invest in inventory and to hire necessary sales and installation personnel, we plan to expand both of our existing market strategies within our current geographic market and, ultimately, to other major markets within Texas and surrounding states.

▪ Homebuilder Program. Our homebuilder program is designed to create favored or exclusive status with builders in neighborhoods with the objective of creating three distinct revenue sources from each account: structured cabling and security system installation revenue from builders and security monitoring contracts and electronic systems up selling revenues from home buyers.

We have developed specific programs for production, or tract, builders and for customer builders.

We maintain relationships with a number of production builders and provide services on a negotiated basis to those builders to provide specific products and services within specified neighborhoods. Typical arrangements with production builders include:

▪	providing and installing structured cabling to support security, phones and audio/video;
▪	installation of an active security system and related equipment; and
▪	providing six months of complimentary security system monitoring.

This program, marketed as the “Six Month Advantage Program”, benefits production builders by:

▪
allowing the builder to deal with a single trade contractor instead of multiple contractors typically required to deliver the various services and at a cost that is typically less than dealing with multiple contractors;

▪	allowing builders to market homes with six months of complimentary security system monitoring; and
▪	allowing builders to avoid dealing with, and turning over home buyer information to, multiple security monitoring services that typically market aggressively in new construction neighborhoods.

Production builders agreeing to participate in the Six Month Advantage Program agree to present to their home buyers, at closing, a packet of materials explaining the Six Month Advantage Program, including the steps required to activate the six month complimentary monitoring service.

Homebuyers desiring to receive their six months of complimentary security monitoring must contact us to activate the service. At that point, our sales contact will gather data and inform the homebuyer of special offers and favorable pricing, including the offer of additional complimentary security monitoring, associated with entering into contracts for extended security monitoring.

Where we are able to establish relationships with one or more large scale production builders in a neighborhood, we believe that we will be able to effectively keep out competing sellers of security monitoring services and to establish our company as the sole, or preferred, source for security monitoring in those neighborhoods.

In addition to establishing our favored status in selling security monitoring services through production builders participating in the Six Month Advantage Program, we presently work with production builders in offering their home buyers various “smart home” features, including home entertainment, communications and home automation products. We may agree to provide to production builders, with the builders agreeing to provide to prospective home buyers, literature and other marketing materials regarding “smart home” products and applications that we offer. Builders may also maintain sales centers, model homes and other facilities to display products that we offer. Home buyers desiring to upgrade their home with various “smart home” features will either be directed to our sales team or will order products through the builder which will work with our sales team creating “up sale” opportunities in conjunction with each home sold by the builder and subject to our program.

In order to properly service production builders participating in our Six Month Advantage Program, we have established a dedicated sales, installation and service team and, subject to available funding, we plan to expand that team and to increase our inventory to facilitate the delivery of prompt and quality sales, installation and services.

We maintain a separate custom builder team to service custom construction projects. In the custom home market, we typically work closely with the builder and the homebuyer early in the construction or design process to develop a comprehensive “smart home” system tailored to the homebuyer’s specific desires. Custom systems typically carry substantially higher price tags and profit margins than production home systems. Our level of service and existing relationships with custom builders are expected to position us favorably to sell electronics and security monitoring to customers of those builders in addition to our installation of structured integrated cabling.

▪ Security Monitoring Program. We have established security monitoring accounts with over 2,200 clients. As a result of adverse changes to our ADT Security dealer program, limited financial resources and the roll out of our homebuilder program, we downsized our sales team and have conducted limited end-user sales activities under our security monitoring program since July 2004. At June 25, 2007, our sales of monitoring services were conducted principally by Mark Trimble, John Peper and one part-time sales consultants and we continued to sell, on average, between 10 and 15 new accounts monthly.

With the establishment of an alternative security monitoring service and receipt of funding from our 2006 private placement, we have begun to increase our sales and marketing efforts under our security monitoring program by hiring additional sales and installation personnel and implementing additional marketing initiatives to increase our name recognition and market exposure.

▪ Other Market Strategies and Plans. In addition to our core market strategies, being our homebuilder program and our security monitoring program, we have developed various complimentary or related market strategies and plans that we plan to pursue, subject to further refinement and review and availability of funding, including:

▪	establishment of a commercial team to market and provide services to large commercial properties, particularly in the areas of security, fire, access and surveillance systems;
▪	upgrade of marketing materials including literature and web site to better present our products and services;
▪	opening of strategically located showrooms to better demonstrate our products and services;
▪	acquisition of existing cabling and security companies in targeted high growth markets; and
▪	expansion into other markets in Texas and surrounding states with high building activity.

All of the foregoing plans, and our existing marketing efforts, are supplemented by our:

▪	responsive customer service and product support;
▪	knowledgeable and experienced sales staff that undergo ongoing education in the latest technological advances;
▪	efficient job installation; and
▪	reputation for quality products and services

Customers

Our present customers are generally categorized as residential and commercial end-users and builders.

End-users are typically residential owners, and to a lesser extent commercial property owners or tenants, that have contracted for security monitoring services, some of whom may have also contracted for the installation of hardware to support security monitoring services or other audio/video, communications or home automation products. Builder customers are typically tract and custom residential builders, and to a lesser extent commercial builders, that have contracted for our installation of structured integrated cabling, including in many instances installation of alarm equipment, outlets and other basic hardware, to facilitate their offering of “smart home” features.

At June 25, 2007, we had approximately 337 active end-user security monitoring accounts and 24 builders for which we provide regular installation of structured integrated cabling and related products.

Monitoring Service Arrangements

While we sell and install security and safety systems and sell alarm monitoring services, we do not presently provide alarm monitoring service. Instead, we contract for the delivery of alarm monitoring services by third party alarm monitoring companies. Under those arrangements, we typically negotiate favorable pricing for alarm monitoring based on volume purchasing and resell monitoring services to consumers.

At June 25, 2007, we had arrangements with three alarm monitoring services, ADT Security and Central Security Group - Nationwide, both national monitoring and home security companies, and Tutor Security, a regional monitoring company. Monitoring services are typically sold under contracts with terms of up to three years although short-term service arrangements may be offered in select circumstances. The monitoring company provides all ongoing monitoring and related security services under monitoring contracts.

We initially sold security monitoring contracts under an Authorized Dealer Agreement with ADT Security. Under that agreement, we were authorized to sell monitoring services on behalf of ADT Security subject to satisfaction of ADT Security’s account criteria. ADT Security, in turn, had the right to buy all of our right under the contracts for a multiple of the monthly billing rate based on volume, quality and experience guidelines of ADT Security. The agreement also provided for certain continuing payments and payments to buy out future fees. All payments with respect to monitoring contracts sold to ADT Security were subject to certain chargebacks in the event purchased accounts were canceled or became non-producing.

During 2004, ADT Security substantially modified the terms of its dealer program, altering its account criteria such that, among other things, customers were subject to much more stringent qualification criteria and higher minimum fees. As a result of those changes, our production of monitoring contracts eligible for sale to ADT Security declined by approximately 90%. Our Authorized Dealer Agreement with ADT Security expired in December 2006 and our ability to continue to sell monitoring services of ADT Security is subject to their right to terminate such authority at their discretion.

During 2006, we entered into an Agreement for Ongoing Purchase and Sale of Installed Monitoring Contracts with Central Security Group. Under the agreement, we became a non-exclusive authorized dealer with the authority to solicit and sell monitoring contracts on behalf of Central Security Group and providing that all qualifying monitoring accounts will be sold to and purchased by Central Security Group. Qualified accounts are purchased and sold for a multiple of the monthly billing rate based on guidelines established by Central Security Group. All payments with respect to accounts sold to Central Security Group are subject to certain chargebacks in the event purchased accounts are canceled or become non-performing. The agreement terminates in 2009 subject to automatic renewal for additional one-year periods unless terminated by either party and subject to the rights of Central Security Group to terminate based on certain performance criteria.

We also maintain a monitoring services arrangement with Tutor Security, Inc. Pursuant to that arrangement, we may purchase from time to time monitoring services for our customers. We utilize the monitoring services of Tutor Security for accounts that are not eligible accounts required to be sold to another monitoring company.

Competition

The market for in-home and commercial security systems and advanced audio/video, communications and home automation and convenience products is highly competitive. There are no substantial barriers to entry and we expect that competition will intensify. Suppliers of similar and competing products include a broad array of specialty electronics stores, large electronics retailers and a variety of small companies offering security, electronic and other products in conjunction with various service offerings. Many of our competitors have substantially greater financial, technical and marketing resources and greater name recognition.

We believe that the principal competitive factors in our market are price, service and range of products and services. We differentiate our products and services through the offering of comprehensive integrated solutions including structured cabling and superior service.

Within the greater-Houston builder market, our primary target market for structured cabling, we believe that competition is limited with one principal competitor, Ranger American, and a few smaller companies, such as On Duty, offering a similar range of end-to-end bundled products and services including structured cabling. Electricians and other building trades may offer various wiring and component installation services to builders.

In the event that competitors, including new competitors and existing competitors expanding their offerings, enter our target markets, particularly the offering of end-to-end bundled solutions through the builder market, we may face significant price competition. Although we believe that we are favorably positioned to compete in our principal markets, there is no assurance that we will be able to compete successfully against current and future competitors or that competitive pressures will not have a material adverse effect on our business, results of operations and financial condition.

Regulation

Certain aspects of our operations are subject to various government regulations.

In particular, our security systems installation and sales operations are subject to regulation by the Texas Private Security Bureau. Under those regulations, the Private Security Bureau oversees various aspects of the security industry, including the sale, installation and monitoring of alarm systems. Those regulations require, among other things, that companies and individuals engaged in the sale, installation and monitoring of alarm systems complete certain minimum training requirements, register with the Bureau, hold appropriate licenses and comply with various operating rules. We, and our alarm sales and installation personnel, hold all required licenses and have completed, and will complete, all required training to engage in the alarm sales and installation business. Failure to comply with any of the licensing, training or operating rules of the Bureau could result in termination of our right to sell and install alarm systems. Moreover, the Bureau may impose additional requirements or fees that could create a burden on us that could result in our being unable to operate in the alarm sale and installation market on a profitable basis or at all.

Our cabling installation and other installation services may also be subject to various building codes and regulations imposed by various local and municipal governments and authorities in the localities and developments in which we provide such services. Such building codes and regulations may require us to obtain various permits, comply with certain standards and undergo inspections in connection with installations. Such requirements may vary widely among developments and municipalities in which we operate creating confusion and risk of non-compliance. Moreover, compliance with such regulations may result in increased costs, delays in commencement or completion of services and the need to modify completed installations.

Our installation services and other activities may also be subject to various worker health and safety regulations and transportation regulations. Those regulations set certain standards for health and safety conditions in the workplace as well as standards for the operation of vehicles used in transporting materials. Any violation of those regulations could lead to fines, penalties and governmental orders to remedy non-compliance with those rules. We have adopted certain health, safety and vehicle operation guidelines for our employees in an effort to assure compliance with applicable regulations in those regards. However, regulations affecting health, safety and vehicle operation are subject to change from time to time in the future and there can be no assurance that our operations will not be adversely impacted in the future by any such changes.

Our operations are, as of June 25, 2007, limited primarily to the greater-Houston, Texas market. In the event of expansion into other markets, both within and outside of Texas, we may be subject to similar, additional or more burdensome regulations imposed by state and local governmental authorities, all of which could adversely affect our operations.

Employees

At June 25, 2007, we had 14 full time employees. We intend to recruit and hire additional sales and installation personnel and administrative personnel as appropriate to support our proposed operations going forward and subject to the availability of adequate funding. We intend to evaluate and adopt certain standard employee benefits in order to attract and retain qualified personnel.

None of our current employees are represented by labor unions or are subject to collective bargaining agreements. We believe that our relations with our employees is excellent.

Legal Proceedings

We are subject to legal proceedings from time to time in the ordinary course of our business. As of June 25, 2007, we were not aware of any pending or threatened legal proceedings that could, in management’s opinion, have a material adverse impact on our business, assets or operations.

Facilities

Our executive offices are located in 1,500 square feet of office/warehouse space at 5150 Franz Rd., Suite 100, Katy, Texas 77493. Such space is held pursuant to a month-to-month lease providing for monthly rental payments of $1,250. Such facilities house our executive offices as well as all sales and support functions. We believe that our present facilities need to be expanded in order to accommodate additional inventory to support planned growth.

MANAGEMENT

Directors and Executive Officers

The following table sets forth the names, ages and offices of our executive officers and directors as of June 25, 2007. The periods during which such persons have served in such capacities are indicated in the description of business experience of such persons below.

Name	Age	Position

Mark Trimble	50	President, Chief Executive Officer and Director
John Peper	58	Vice President and Director
Steven Trimble	52	Treasurer and Director
David Hammeke	53	Director

Mark Trimble and Steven Trimble are brothers and David Hammeke is the brother-in-law of Mark and Steven Trimble. Otherwise, there are no family relationships among any of the current executive officers and directors.

Each of our directors serves for a term of one year or until their successors are elected or their earlier resignation or death. Except for officers serving under employment agreements, each of our officers serves at the discretion of the board of directors.

The following is a biographical summary of the business experience of the present directors and executive officers:

Mark Trimble has served as our President, Chief Executive Officer and a director since founding APT in 2001. Prior to founding APT, Mr. Trimble spent 12 years in management and sales in the home security industry, including serving as Regional Manager over the South Texas operations of Smith Alarm Systems from 1999 to 2001 and as Manager of the Texas Gulf Coast Region for ADT Security from 1995 to 1999. Previously, Mr. Trimble served in various functions with Baker Hughes, Inc. from 1980 to 1989, including seven years as a District Manager.

John Peper has served as Vice President and a Director since our inception in 2001. Mr. Peper has over 30 years of experience in the security industry and has been responsible for the sales, installation and operation of a broad range of securities solutions ranging from single family residence security and structured cabling to multi-million dollar access control video systems, anti-terrorism systems and comprehensive burglary, fire, surveillance and access systems for large commercial operations. Prior to co-founding APT, Mr. Peper served as Sales Manager at Smith Alarms from 1999 to 2001, as Sales Manager at ADT Security from 1995 to 1999, as Project Manager at Advanced Entry Systems from 1992 to 1995 and as National Accounts Director at Sensormatic from 1987 to 1992. Mr. Peper received his B.S. in Psychology from the University of Florida in 1976.

Steven Trimble has served as a Director since our inception in 2001. Mr. Trimble has over 14 years of experience in the energy business. Since 2003, Mr. Trimble has been Director of Gas Trading for Louis Dreyfus Energy Services, a global energy trading company. From 2001 to 2003, Mr. Trimble served as Director of Gas Trading for Duke Energy. Mr. Trimble received his B.A. in Business from Ft. Hays State University in 1977.

David Hammeke has served as a Director since our inception in 2001. Since 1981, Mr. Hammeke has been employed by Halliburton Oil & Gas as a tool operator and technical advisor specializing in well completions.

Board Committees

We do not presently maintain an audit committee or any other committee of our board of directors. We are presently evaluating the appointment of additional independent directors and the establishment of committees. Because we do not presently maintain an audit committee, we have no audit committee financial expert.

Executive Compensation

The following Summary Compensation Table sets forth, for the years indicated, all cash compensation paid, distributed or accrued for services, including salary and bonus amounts, rendered in all capacities by our chief executive officer and all other executive officers who received or are entitled to receive remuneration in excess of $100,000 during the stated periods.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)(1)	Total ($)

Mark Trimble, CEO and CFO	2006	44,769	—	—	—	—	—	6,000	50,769
	2005	35,740	—	—	—	—	—	6,000	41,740

(1)	Other compensation consists of an auto allowance.

Director Compensation

We do not presently compensate any of our directors for service in such capacity but may reimburse directors for direct expenses incurred as a result of their service. We intend to evaluate the appointment of one or more independent directors and, in connection therewith, may commence paying fees and/or granting options or other equity compensation for service as non-employee directors.

Employment Agreements

In October 2005, we entered into Employment Agreements with our principal officers, Mark Trimble and John Peper.

The Employment Agreements of both Mr. Trimble and Mr. Peper are for terms ending December 31, 2010 and include non-disclosure and non-compete provisions.

Mr. Trimbles’ Employment Agreement provides for a base salary of $58,200 in 2006, $64,200 in 2007, $70,200 in 2008, $76,200 in 2009 and $82,200 in 2010 plus a monthly auto allowance of $500 and standard benefits generally available to employees. A bonus plan provides that Mr. Trimble may receive bonuses based on achievement of specific revenue and EBITDA targets with the maximum bonuses fixed at $45,000 in 2006, $55,000 in 2007, $60,000 in 2008, $65,000 in 2009 and $70,000 in 2010. Additionally, Mr. Trimble may earn a bonus in an amount equal to 20% of the excess, if any, of actual EBITDA in any year over target EBITDA if, and only if, actual revenues exceed target revenues by 20% and actual EBITDA exceeds target EBITDA by 50%.

Mr. Peper’s Employment Agreement provides for a base salary of $34,200 in 2006, $40,200 in 2007, $46,200 in 2008, $52,200 in 2009 and $58,200 in 2010 plus use of a Company automobile or, at the option of the Company, a monthly auto allowance of $500, and standard benefits generally available to employees. A bonus plan provides that Mr. Peper may receive bonuses based on achievement of specific revenue and EBITDA targets with the maximum bonuses fixed at $35,000 in 2006, $40,000 in 2007, $45,000 in 2008, $50,000 in 2009 and $55,000 in 2010. Additionally, Mr. Peper may earn a bonus in an amount equal to 20% of the excess, if any, of actual EBITDA in any year over target EBITDA if, and only if, actual revenues exceed target revenues by 20% and actual EBITDA exceeds target EBITDA by 50%.

2005 Stock Option Plan

Our 2005 Stock Option Plan is intended to motivate participants by means of stock options to achieve our long-term performance goals and to enable our employees, officers, director and consultants to participate in our long-term growth and financial success. The Plan is administered by our Board of Directors and currently authorizes the issuance and grant of options for a maximum of 1,000,000 shares. The stock options granted under the Plan will be either incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, or non-qualified stock options. Incentive stock options must be granted at an exercise price of not less than the fair market value of our common stock at the time of grant and incentive stock options granted to 10% or greater stockholders of ours must be granted at an exercise price of not less than 110% of the fair market value of our common stock on the date of grant. If any award under the Plan terminates, expires unexercised or is cancelled, the shares of common stock that would otherwise have been issuable pursuant thereto will be available for issuance under the grant of new awards. As of June 25, 2007, no options had been granted under the Plan. The Plan will terminate on October 10, 2015.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the number of shares of our common stock beneficially owned on June 25, 2007 by:

•	each person who is known by us to own beneficially more than 5% of the outstanding shares of our common stock;
•	each of our directors and executive officers; and
•	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of our common stock which may be acquired on exercise of stock options or warrants which are currently exercisable or which become exercisable within 60 days after the date indicated in the table are deemed beneficially owned by the optionees. Subject to any applicable community property laws, the persons or entities named in the table below have sole voting and investment power with respect to all shares indicated as beneficially owned by them. The following table gives effect to a 3,283.820615-for-one stock split affected by us in October 2005.

	Number of Shares Beneficially Owned		Percentage of Shares Beneficially Owned(1)

Mark Trimble (2)	11,559,049		54.3%
John Peper (2)	3,694,298		17.3%
Steven Trimble (2)	2,326,029		10.9%
David Hammeke (2)	2,326,029		10.9%
All directors and executive officers as a group (4 persons)	19,905,405		93.5%
Michael Long (3)	6,045,000	(3)	22.2%

(1)
Based on shares of common stock outstanding on June 25, 2007, as calculated in accordance with Rule 13d-3 under the Exchange Act. Unless otherwise indicated, this includes shares owned by a spouse, minor children and any entities owned or controlled by the named person. It also includes shares that any named person has the right or option to acquire within 60 days of the date of this report. Unless otherwise noted, shares are owned of record and beneficially by the named person.

(2)	Address is c/o IntelliHome, Inc., 5150 Franz Rd., Suite 100, Katy, Texas 77439.

(3)
Address is 16107 Kensington Dr. #103, Sugarland, Texas 77479. Shares indicated as beneficially owned by Michael Long consist of the following shares held by Company Reporter Investments II, L.P.: (a) 104,500 shares of common stock, (b) 5,000,000 shares of common stock issuable on conversion of Series A Convertible Preferred Stock, and (c) 940,500 shares of common stock issuable on conversion of Series B Convertible Preferred Stock. Pursuant to the terms of the Series A Convertible Preferred Stock, the conversion of Series A Convertible Preferred Stock and Series B Preferred Stock into shares of common stock is limited such that, immediately following any conversion, the holder may not hold in excess of 4.99% of the then outstanding shares of common stock. Shares indicated as beneficially owned at May 1, 2007 reflect all shares that might be deemed to be beneficially owned without regard to 4.99% limitation.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We have from time to time entered into transactions with Mark Trimble, our President and principal shareholder, pursuant to which Mr. Trimble has provided financing in the form of loans, credit card advances and a vehicle lease.

In September 2005, Mr. Trimble agreed to convert all amounts owing to him at that date, totaling $38,400, into 2,101,645 shares of common stock, or an effective conversion price of $0.018 per share (after giving effect to the October 2005 stock split). At December 31, 2006, the Company owed no amounts to Mr. Trimble.

Since October 2004, we have leased a vehicle owned by Mr. Trimble under a lease running through September 2007 pursuant to which we pay to Mr. Trimble $625 per month.

We have no current written policy with respect to entering into transactions with members of management or affiliated companies. Any non-arm’s length transaction we consider will be reviewed and voted on by disinterested members of our Board of Directors and be in accordance with our articles of incorporation, bylaws and Texas law.

SELLING STOCKHOLDERS

All of the offered shares are to be offered and sold by our existing security holders. The shares of common stock to be offered by the selling stockholders include (i) 300,000 shares of common stock currently issued and outstanding, (ii) 6,000,000 shares of common stock issuable on the conversion of our Series A Convertible Preferred Stock, and (iii) 2,700,000 shares of our common stock issuable on the conversion of our Series B Convertible Preferred Stock.

In addition, under Rule 416 of the Securities Act, this prospectus, and the registration statement of which it is a part, covers a presently indeterminate number of shares of common stock issuable on the occurrence of a stock split, stock dividend or other similar transaction.

The table that follows sets forth:

•	the name of the selling stockholders;
•	certain beneficial ownership information with respect to the selling stockholders, as of June 25, 2007;
•	the number of shares that may be sold from time to time by each selling stockholder under this prospectus; and
•	the amount (and, if one percent or more, the percentage) of common shares to be owned by each selling stockholder if all offered shares are sold.

Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to securities. Common shares that are issuable on the exercise of outstanding options, warrants or other purchase or conversion rights, to the extent exercisable within 60 days of the date of this table, are treated as outstanding for purposes of computing each selling stockholder’s percentage ownership of outstanding common shares.

				Number of Shares Beneficially Owned After this Offering (4)
Name	Number of Shares Beneficially Owned Prior to this Offering (1)(2)		Shares Registered in this Offering (3)	Number of Shares	Percent (4)

Michael Long (5)	1,113,204	(6)	6,045,000	0	0
Michael Sanders	1,000,000	(7)	1,000,000	0	0
Nate Mirsky (8)	400,000		400,000	0	0
Mike D’Amico	250,000	(9)	250,000	0	0
Robert Parmley	250,000	(9)	250,000	0	0
Ronnie Lohr	150,000	(10)	150,000	0	0
Tony D’Amico	140,000	(11)	140,000	0	0
Bao Nguyen	100,000	(12)	100,000	0	0
Michael Ho	100,000	(12)	100,000	0	0
Sepand Moshiri	100,000	(12)	100,000	0	0
Sterling Trust Company Custodian FBO George Hermes IRA	100,000	(12)	100,000	0	0
Travis Henderson	70,000	(13)	70,000	0	0
Page Henderson	50,000	(14)	50,000	0	0
Sarah Frazier	50,000	(14)	50,000	0	0
Aaron Landon	50,000	(14)	50,000	0	0
M. David Long	50,000	(14)	50,000	0	0
Patti Long	50,000	(14)	50,000	0	0
Steven Long	20,000	(15)	20,000	0	0
James Cowart	15,000	(16)	15,000	0	0
Keeson Jurick	10,000	(17)	10,000	0	0

TOTALS:			9,000,000	0	0

(1)	Beneficial ownership as of June 25, 2007 for the selling stockholders based on information provided by the selling stockholders or known to us.

(2)	The number of shares in this column includes:

	•	300,000 outstanding shares of our common stock issued as part of units sold in our 2006 Private Placement;

•
1,068,204 shares of our common stock issuable on conversion of our Series A Convertible Preferred Stock out of a total of 6,000,000 shares of common stock potentially issuable on conversion of the Series A Convertible Preferred Stock sold in our 2005 Private Placement; and

	•	2,700,000 shares of our common stock issuable on conversion of our Series B Convertible Preferred Stock sold in our 2006 Private Placement.

(3)
The total includes all of the shares described in footnote 2 above, plus an additional 4,931,796 shares of our common stock underlying our Series A Convertible Preferred Stock but excluded from inclusion in the shares described in footnote 2 as a result of the limitation on conversion described in footnote 6 below.

(4)	Assumes the sale of all shares of common stock registered under this prospectus, although the selling stockholders are under no obligation known to us to sell any shares of common stock at this time.

(5)	Includes shares held by Company Reporter Investments II, L.P. Michael Long has voting and dispositive power over the shares owned by Company Reporter Investments II, L.P.

(6)
Shares indicated as beneficially owned by Michael Long consist of the following shares held by Company Reporter Investments II, L.P.: (a) 104,500 shares of common stock, (b) shares of common stock underlying 5,000,000 shares of Series A Convertible Preferred Stock, and (c) shares of common stock underlying 940,500 shares of Series B Convertible Preferred Stock. The shares of Series A Convertible Preferred Stock held by Company Reporter Investments II, L.P. were acquired pursuant to the 2005 Private Placement and the shares of common stock and Series B Convertible Preferred Stock were acquired pursuant to the 2006 Private Placement. Pursuant to the terms of the Series A Convertible Preferred Stock, the conversion of Series A Convertible Preferred Stock into shares of common stock is limited such that, immediately following any conversion, the holder may not hold in excess of 4.99% of the then outstanding shares of common stock. Shares indicated as beneficially owned reflect 4.99% of the outstanding shares of common stock, based on shares outstanding at June 25, 2007 and after giving effect to conversion of all shares of Series B Convertible Preferred Stock and a requisite number of shares of Series A Convertible Preferred Stock to reach the 4.99% level, but exclude 4,931,796 shares of common stock otherwise issuable pursuant to the terms of the Series A Preferred Stock.

(7)	Consists of 1,000,000 shares issuable upon conversion of Series A Convertible Preferred Stock. All shares were acquired pursuant to the 2005 Private Placement.

(8)
Includes (a) 40,000 shares of common stock and (b) 360,000 shares issuable upon conversion of shares of Series B Convertible Preferred Stock, held by Medical Financial Group, Inc. All shares held by Medical Financial Group, Inc. were acquired pursuant to the 2006 Private Placement. Nate Mirsky has voting and dispositive power over the shares owned by Medical Financial Group.

(9)
Includes (a) 25,000 shares of common stock and (b) 225,000 shares issuable upon conversion of shares of Series B Convertible Preferred Stock. All shares were acquired pursuant to the 2006 Private Placement.

(10)
Includes (a) 15,000 shares of common stock and (b) 135,000 shares issuable upon conversion of shares of Series B Convertible Preferred Stock. All shares were acquired pursuant to the 2006 Private Placement.

(11)
Includes (a) 14,000 shares of common stock and (b) 126,000 shares issuable upon conversion of shares of Series B Convertible Preferred Stock. All shares were acquired pursuant to the 2006 Private Placement.

(12)
Includes (a) 10,000 shares of common stock and (b) 90,000 shares issuable upon conversion of shares of Series B Convertible Preferred Stock. All shares were acquired pursuant to the 2006 Private Placement.

(13)
Includes (a) 7,000 shares of common stock and (b) 63,000 shares issuable upon conversion of shares of Series B Convertible Preferred Stock. All shares were acquired pursuant to the 2006 Private Placement.

(14)
Includes (a) 5,000 shares of common stock and (b) 45,000 shares issuable upon conversion of shares of Series B Convertible Preferred Stock. All shares were acquired pursuant to the 2006 Private Placement.

(15)
Includes (a) 2,000 shares of common stock and (b) 18,000 shares issuable upon conversion of shares of Series B Convertible Preferred Stock. All shares were acquired pursuant to the 2006 Private Placement.

(16)
Includes (a) 1,500 shares of common stock and (b) 13,500 shares issuable upon conversion of shares of Series B Convertible Preferred Stock. All shares were acquired pursuant to the 2006 Private Placement.

(17)
Includes (a) 1,000 shares of common stock and (b) 9,000 shares issuable upon conversion of shares of Series B Convertible Preferred Stock. All shares were acquired pursuant to the 2006 Private Placement.

Michael Sanders is legal counsel to the company. Otherwise, except for their investments in our securities, none of the selling stockholders has held any position or office in, or has had any material relationship with, our company or any of its predecessors or affiliates within the past three years.

None of the selling stockholders named herein is, or is affiliated in any way with, a broker-dealer and none of the selling stockholders has any agreement or understanding, directly or indirectly, with any person to distribute any of the shares described herein.

PLAN OF DISTRIBUTION

Distribution by Selling Stockholders

We are registering the shares of our common stock covered by this prospectus for the selling stockholders. As used in this prospectus, “selling stockholders” includes the donees, transferees or others who may later hold the selling stockholders’ interests. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The selling stockholders may, from time to time, sell all or a portion of their shares of common stock on any national securities exchange or automated inter-dealer quotation system on which our common stock may be listed or traded, in negotiated transactions or otherwise, at prices then prevailing or related to the current market price or at negotiated prices. One or more underwriters on a firm commitment or best efforts basis may sell the shares of common stock directly or through brokers or dealers or in a distribution. The methods by which the shares of common stock may be sold include:

•
a block trade (which may involve crosses) in which the broker or dealer engaged will attempt to sell the shares of common stock as agent, but may position and resell a portion of the block, as principal, to facilitate the transaction;

•	purchases by a broker or dealer, as principal, and resales by such broker or dealer for its account pursuant to this prospectus;
•	ordinary brokerage transactions and transactions in which the broker solicits purchasers or through market- makers;
•	transactions in put or call options or other rights (whether exchange-listed or otherwise) established after the effectiveness of the registration statement of which this prospectus is a part;
•	privately-negotiated transactions; and
•	any other method permitted by law.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance on Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock beneficially owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders may also transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus. We recognize that, in order to substitute new names of selling stockholders that have been identified in an effective registration statement, we would be entitled to do so by filing a prospectus supplement only if the change is not material, the number of securities or dollar amount registered does not change, and the new owners’ securities can be traced to those covered by the original registration statement. We further recognize that a change not meeting those requirements must be made by a post-effective amendment. As a result of any transfer of our common stock by any selling stockholder where the transferees, pledgees or other successors-in-interest will be the selling beneficial owners for purposes of this prospectus, we acknowledge that we may be required to amend this registration statement to substitute the new names of any such transferees.

The selling stockholders may also sell shares by means of short sales to the extent permitted by United States securities laws. Short sales involve the sale by a selling stockholder, usually with a future delivery date, of shares of common stock that the seller does not own. Covered short sales are sales made in an amount not greater than the number of shares subject to the short seller’s warrant, exchange right or other right to acquire shares of common stock. A selling stockholder may close out any covered short position by either exercising its warrants or exchange rights to acquire shares of common stock or purchasing shares in the open market. In determining the source of shares to close out the covered short position, a selling stockholder will likely consider, among other things, the price of shares of common stock available for purchase in the open market as compared to the price at which it may purchase shares of common stock under its warrants or exchange rights.

Naked short sales are any sales in excess of the number of shares subject to the short seller’s warrant, exchange right or other right to acquire shares of common stock. A selling stockholder must close out any naked position by purchasing shares. A naked short position is more likely to be created if a selling stockholder is concerned that there may be downward pressure on the price of the shares of common stock in the open market.

The existence of a significant number of short sales generally causes the price of the shares of common stock to decline, in part because it indicates that a number of market participants are taking a position that will be profitable only if the price of the shares of common stock declines. Purchases to cover naked short sales may, however, increase the demand for the shares of common stock and have the effect of raising or maintaining the price of the shares of common stock.

The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities that require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell under this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholders may be, and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein will be, deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealers or underwriters, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

Determination of Offering Price

There is no established public market for the common stock being offered under this prospectus. We are not currently registered on the OTC Bulletin Board system or any national securities exchange or inter-dealer quotation system. Until our shares of common stock are quoted on the OTC Bulletin Board, the selling stockholders will sell the offered shares at a fixed price of $0.20 per share. There are no firm commitments or agreements to sell the shares offered herein at any specific price.

If our shares of common stock are quoted on the OTC Bulletin Board in the future, the selling stockholders may sell the offered shares through such quotation service at prevailing market prices or negotiated prices. The offering prices determined by the selling stockholders may, or may not, relate to a current market price but should not, in any case, be considered an indication of the actual value of the common stock. We do not have any influence over the price at which any selling stockholders offer or sell the common stock offered by this prospectus.

Passive Market Making

We have advised the selling stockholders that while they are engaged in a distribution of the shares offered under this prospectus, they are required to comply with Regulation M promulgated under the Exchange Act. With certain exceptions, Regulation M precludes the selling stockholders, any affiliate purchasers and any broker-dealer or other person who participates in the distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase, any security that is subject to the distribution until the entire distribution is complete. Regulation M also restricts bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. We do not intend to engage in any passive market making or stabilization transactions during the course of the distribution described in this prospectus. All of the foregoing may affect the marketability of the shares offered under this prospectus.

Limitations

We have advised the selling stockholders that, to the extent necessary to comply with governing state securities laws, the offered securities should be offered and sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, we have advised the selling stockholders that the offered securities may not be offered or sold in any state unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available with respect to such offers or sales.

Additionally, we have advised the selling stockholders that the registration statement of which this prospectus is a part may not be used in connection with share exchanges or business combination transactions.

DESCRIPTION OF SECURITIES

Our authorized capital stock consists of 100,000,000 shares of common stock, par value $.001 per share and 20,000,000 shares of preferred stock, par value $0.001 per share. As of June 25, 2007, there were issued and outstanding:

•	21,300,000 shares of common stock;
•	6,000,000 shares of Series A Convertible Preferred Stock; and
•	2,700,000 shares of Series B Convertible Preferred Stock.

The following summary of the material provisions of our common stock, preferred stock, articles of incorporation and by-laws is qualified by reference to the provisions of our articles of incorporation and by-laws and the other documents included as exhibits to the registration statement of which this prospectus is a part.

Common Stock

The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of holders of shares of the Series A Convertible Preferred Stock and Series B Convertible Preferred Stock and of any additional preferred stock that we may designate and issue in the future.

Holders of common stock are entitled to one vote per share on all matters submitted to a vote of holders of common stock. The holders of common stock do not have cumulative voting rights. The election of directors is determined by a plurality of votes cast, and, except as otherwise required by law, our articles of incorporation or bylaws, all other matters are determined by a majority of the votes cast. The common stock has no preemptive rights and is not convertible, redeemable or assessable. The holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the board out of legally available funds, subject to any preferential dividend rights of outstanding preferred stock. Upon any liquidation, dissolution or winding up of our company, after payment of all debts and liabilities of our company and after payment of any liquidation preferences of then outstanding preferred stock, the holders of common stock will be entitled to receive a portion of all remaining assets that are legally available for distribution.

Preferred Stock

Our company, by resolution of the board of directors and without any further vote or action by the stockholders, has the authority, subject to certain limitations prescribed by law, to issue from time to time up to an aggregate of 20,000,000 shares of preferred stock in one or more classes or series and to determine the designation and the number of shares of any class or series as well as the voting rights, preferences, limitations and special rights, if any, of the shares of any class or series, including dividend rights, dividend rates, conversion rights and terms, redemption rights and terms, and liquidation preferences. The issuance of the preferred stock may have the effect of delaying, deferring or preventing a change of control of our company.

▪ Series A Preferred Stock.

In October 2005, the board of directors authorized, and we issued, 6,000,000 shares of Series A Convertible Preferred Stock. The rights, preferences and privileges of holders of the outstanding preferred stock are subject to, and may be adversely affected by, the rights of holders of shares of any additional preferred stock that we may designate and issue in the future.

The Series A Preferred Stock is entitled to dividends at the same rate as may be paid on our common stock if and when such dividends are declared and paid.

Upon any liquidation, dissolution or winding up of our company, after payment of all debts and liabilities of our company and subject to the rights of senior securities, but prior to any payment to the holders of common stock, the holders of the Series A Preferred Stock will be entitled to receive $0.05 per share plus accrued but unpaid dividends.

Holders of the Series A Preferred Stock are entitled to notice of, and to vote on, all matters submitted to a vote of the holders of common stock on the basis of one vote for each share of common stock into which the Series A Preferred Stock is convertible and to vote, as a class, with respect to proposed issuances of common stock at less than the then applicable conversion price of the Series A Preferred Stock.

Each share of the Series A Preferred Stock may be converted, at the option of the holder, into one share of our common stock, representing an effective initial conversion price of $0.05 per share; provided, however, that no shares of Series A Preferred Stock may be converted to the extent that the holder thereof would hold in excess of 4.99% of the outstanding common stock following conversion. The conversion price adjusts in the event of stock dividends and splits and certain distributions to stockholders and fundamental transactions. Accrued but unpaid dividends on the preferred stock are not convertible into common stock.

▪ Series B Preferred Stock.

In October 2005, the board of directors authorized 2,700,000 shares of Series B Convertible Preferred Stock. 2,700,000 shares of Series B Preferred Stock were issued in our 2006 private placement. The rights, preferences and privileges of holders of the Series B Preferred Stock are subject to, and may be adversely affected by, the rights of holders of shares of any additional preferred stock that we may designate and issue in the future.

The Series B Preferred Stock shall be entitled to receive dividends, out of any assets legally available therefore, prior and in preference to any dividends (other than dividends payable in common stock or securities convertible into common stock) on our common stock, at the rate of 8% per annum or, if greater (as determined on a per annum basis and an as converted basis for the Series B Preferred Stock), an amount equal to that paid on the common stock, when, as and if declared by the board of directors. Such dividends shall be cumulative so that, if any dividends in respect of any period shall not have been paid, such dividends shall be paid or set aside before any dividend or other distribution shall be paid or set aside for the common stock. Cumulative dividends with respect to a share of Series B Preferred Stock which are accrued, payable and/or in arrears shall upon conversion of such share of Series B Preferred Stock not then or thereafter be paid and shall cease to be accrued, payable and/or in arrears.

Upon any liquidation, dissolution or winding up of our company, after payment of all debts and liabilities of our company, but prior to any payment to the holders of common stock and Series A Preferred Stock, the holders of the Series B Preferred Stock will be entitled to receive $0.10 per share plus accrued but unpaid dividends. Thereafter, and following payment of the liquidation preference on the Series A Preferred Stock, the holders of the Series B Preferred Stock and holders of common stock will share ratably in any remaining amounts distributable to the shareholders as if the Series B Preferred Stock had been converted into common stock immediately prior to liquidation; provided, however, that the total amount payable to the holders of the Series B Preferred Stock upon liquidation shall not exceed three times the original purchase price thereof, or $0.30 per share, after which time any remaining amounts payable to the shareholders will be distributable to the common stock holders. For purposes of determining when the rights of holders of Series B Preferred Stock on liquidation shall apply, any sale of merger in which more than 50% of the voting power of our company is transferred to third parties, and any sale of all or substantially all of our assets to a third party, shall be deemed to be a liquidation.

Holders of the Series B Preferred Stock are entitled to notice of, and to vote on, all matters submitted to a vote of the holders of common stock on the basis of one vote for each share of common stock into which the Series B Preferred Stock is convertible. Additionally, so long as at least 1,000,000 shares of Series B Preferred Stock remain outstanding, the written consent of holders of more than fifty percent of the Series B Preferred Stock is required for (1) authorization, creation or issuance of class of securities that is senior to or in parity with the Series B Preferred Stock, (2) any amendments to the Articles of Incorporation or Bylaws that are adverse to the interests of the Series B Preferred Stock, (3) redemption or repurchase of any stock or stock options, (4) the sale of all or substantially all of the assets of the Corporation or any reorganization, consolidation or merger with another entity in which more than 50% of the voting power of our company is transferred and (5) sales of common stock, or securities convertible into common stock, at prices less than the then applicable conversion price of the Series B Preferred Stock.

Each share of the Series B Preferred Stock may be converted, at the option of the holder, into one share of our common stock, representing an effective initial conversion price of $0.10 per share; provided, however, that no shares of Series B Preferred Stock may be converted to the extent that the holder thereof would hold in excess of 4.99% of the outstanding common stock following conversion. The conversion price adjusts in the event of stock dividends and splits and certain distributions to stockholders and fundamental transactions. Accrued but unpaid dividends on the preferred stock are not convertible into common stock and shall cease to be payable upon conversion.

The Series B Preferred Stock is subject to automatic conversion into common stock, at the then applicable conversion price, in the event of (1) an underwritten public offering of shares of common stock at a public offering price not less than $0.30 per share in an offering of not less than $10,000,000, or (2) the vote to convert by holder of two-thirds of the outstanding Series B Preferred Stock.

So long as Series B Preferred Stock remains outstanding and we are not subject to the reporting requirements of the Securities Exchange Act of 1934, we will provide to the holders of the Series B Preferred Stock unaudited quarterly and annual financial statements.

Limitation on Liability

Our articles of incorporation limit or eliminate the liability of our directors or officers to us or our stockholders for monetary damages to the fullest extent permitted by the Texas Business Corporation Act, or TBCA, as amended. The TBCA provides that a director of our company shall not be personally liable to us or our stockholders for monetary damages for a breach of fiduciary duty as a director, except for liability:

•	for any breach of such person’s duty of loyalty;
•	for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law;
•	for the payment of unlawful dividends and some other actions prohibited by Texas corporate law; and
•	for any transaction resulting in receipt by such person of an improper personal benefit.

The articles of incorporation also provide that the directors shall be entitled to the benefits of all limitations on the liability of directors generally that now or hereafter become available under the TBCA.

The articles of incorporation also contains provisions indemnifying our directors, officers and employees to the fullest extent permitted by the TBCA.

We do not presently maintain, but anticipate seeking, directors' and officers' liability insurance to provide our directors and officers with insurance coverage for losses arising from claims based on breaches of duty, negligence, error and other wrongful acts.

Certain Anti-Takeover Provisions

The ability of our board under our articles of incorporation to establish the rights of, and to cause our company to issue, substantial amounts of preferred stock without the need for stockholder approval, upon such terms and conditions, and having such rights, privileges and preferences, as our board may determine from time to time in the exercise of its business judgment, may, among other things, be used to create voting impediments with respect to changes in control of our company or to dilute the stock ownership of holders of common stock seeking to obtain control of our company. The rights of the holders of common stock will be subject to, and may be adversely affected by, any preferred stock that may be issued in the future. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions, financings and other corporate transactions, may have the effect of discouraging, delaying or preventing a change in control of our company. Except as otherwise described herein, we have no present plans to issue any shares of preferred stock.

Stock Option Plan

In October 2005, our board of directors and shareholders approved the adoption of IntelliHome, Inc. 2005 Stock Option Plan.

Under the terms of the Stock Option Plan, a total of 1,000,000 shares are reserved for issuance pursuant to the grant of incentive stock options and non-qualified options to employees, officers, directors and selected consultants selected by the board of directors. The board will fix the number of options to be granted as well as the exercise price and other terms of the options to be granted, provided, however, that no option may be granted at less than fair market value.

As of June 25, 2007, no options had been granted under the Stock Option Plan.

Transfer Agent

The transfer agent and registrar for our common stock is Island Stock Transfer of St. Petersburg, Florida.

Shares Eligible for Future Sale - Transfer Restrictions

All of our securities issued to date and all securities to be issued in this offering have been, or will be, issued, pursuant to exemptions from registration under the Securities Act of 1933 (the “Securities Act”). All such shares will constitute “restricted securities” as that term is defined by Rule 144 of the Securities Act and will bear appropriate legends restricting transferability.

Restricted securities may not be sold except pursuant to an effective registration statement or an applicable exemption from registration, including an exemption under Rule 144 promulgated under the Securities Act. In general, under Rule 144, all persons (or persons whose shares are required to be aggregated) who have beneficially owned restricted shares for at least one year and persons who are affiliates of an issuer, would be entitled to sell in the open market within any three month period, a number of shares that does not exceed the greater of (1) 1% of the then outstanding shares of the class in question or (2) with respect to shares listed on a national securities exchange or reported through the automated quotation system of a registered securities association, the average weekly trading volume of the shares during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain provisions relating to the manner of sale, notice requirements and availability of current public information about the issuer. We are not presently subject to the reporting requirements of the Securities Exchange Act of 1934 and do not otherwise make current public information available. In the event that we file a registration statement with the Securities and Exchange Commission, and assuming such registration statement becomes effective, we would be subject to such periodic reporting requirements following the effectiveness of the registration statement.

Persons who are not, and in the preceding three months have not been, affiliates of an issuer and who have held their restricted shares for at least two years are entitled to sell their securities under Rule 144 without regard to any of the foregoing provisions.

All of the 21,300,000 shares of common stock outstanding at June 25, 2007 were restricted securities. Of those shares, 19,905,405 are held by persons that may be deemed to be affiliates of our company and, at that date, 16,435,522 shares had been held for at least one year.

Right of First Refusal and Tag-Along Rights

Each of our principal shareholders and the holders of Series A Preferred Stock and Series B Preferred Stock, has entered into an Investor Rights Agreement under which certain rights of first refusal and tag-along rights are granted.

Pursuant to the right of first refusal provisions, until such time as we are subject to the reporting requirements of the Securities Exchange Act of 1934, the holders of Series B Preferred Stock, including the holders of common stock issued on conversion of Series B Preferred Stock, have a right to purchase equity securities offered by our company, other than shares issued pursuant to employee stock plans, exercise of outstanding convertible securities and certain other issuances, on a pro rata basis based on their ownership interest prior to the offering.

Pursuant to the tag-along right, if our founding shareholders propose to sell shares to a third party, the holders of Series A Preferred Stock and Series B Preferred Stock, including shares issued on conversion of those shares, are entitled to notice of such proposed sale and to participate in such sale by selling the same percentage of each such holder’s shares as such founding shareholders are selling.

Registration Rights of the Preferred Stock Holders

Under the terms of the Investor Rights Agreement with the purchasers of the Series A Preferred Stock and Series B Preferred Stock, we are required to file a registration statement with the SEC covering resale of the registrable securities not later than 90 days after the completion of the offering of the units in our 2006 Private Placement. We are required to use our reasonable best efforts to cause the registration statement to become effective by 180 days after the closing of the 2006 Private Placement.

The term “registrable securities” refers to the common stock comprising a part of the units issued in the 2006 private placement and the common stock issuable upon conversion of the Series A and Series B Preferred Stock. With respect to any registrable securities, we will use our reasonable best efforts to keep the registration statement effective until the earliest of:

•	the date when all registrable securities have been sold in accordance with such registration statement; or
•	the date when all of the registrable securities have been sold pursuant to Rule 144; or
•	the date on which the registrable securities are eligible to be sold without any restriction pursuant to Rule 144(k).

We may suspend the use of the prospectus included in the registration statement under certain circumstances relating to pending corporate developments, public filings with the SEC and similar events. Any suspension period shall not exceed:

•	30 consecutive days; or
•	60 days during any 12-month period.

A holder who elects to sell registrable securities pursuant to the registration statement will be required to:

•	be named as a selling securityholder in the related prospectus;
•	deliver a prospectus to purchasers; and
•	be subject to the provisions of the registration rights agreement, including indemnification provisions.

Under the Investor Rights Agreement, we will:

•	provide each registered holder copies of the prospectus;
•	notify holders when the registration statement has become effective; and
•	take other reasonable actions as are required to permit unrestricted resales of the registrable securities in accordance with the terms and conditions of the Investor Rights Agreement.

The principal holder of our Series A Preferred Stock is required to pay all expenses of the registration statement.

LEGAL MATTERS

The validity of the shares of common stock offered through this prospectus will be passed on for us by Michael W. Sanders, Attorney at Law, Houston, Texas. Michael W. Sanders owns 1,000,000 shares of our Class A Convertible Preferred Stock.

EXPERTS

Our financial statements as of December 31, 2006, and for each of the years in the two year period then ended, included in this prospectus have been audited by Thomas Leger & Co. L.L.P, an Independent Registered Public Accounting Firm, as stated in their report appearing in this prospectus have been so included in reliance on the report of such firm given on their authority as experts in accounting and auditing.

INTELLIHOME, INC.
(FORMERLY, THE JON ASHTON CORPORATION)

INDEX TO FINANCIAL INFORMATION

Page

FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	F-1

Balance Sheet at December 31, 2006	F-2

Statements of Operations for the Years Ended
December 31, 2006 and 2005	F-4

Statements of Changes in Stockholders’ Equity for the Years Ended
December 31, 2006 and 2005	F-5

Statements of Cash Flows for the Years Ended
December 31, 2006 and 2005	F-6

Notes to Financial Statements	F-8

Balance Sheet at March 31, 2007 (unaudited)	F-21

Statements of Operations for the Three Months Ended March 31, 2007 and 2006 (unaudited)	F-23

Statements of Cash Flows for the Three Months Ended March 31, 2007 and 2006 (unaudited)	F-24

Notes to Unaudited Financial Statements	F-26

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
IntelliHome, Inc. (formerly The Jon Ashton Corporation)
Katy, Texas

We have audited the accompanying balance sheet of IntelliHome, Inc. (formerly The Jon Ashton Corporation) as of December 31, 2006 and the related statements of operations, shareholders’ deficit, and cash flows for the years ended December 31, 2006 and 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IntelliHome, Inc. (formerly The Jon Ashton Corporation) as of December 31, 2006 and the results of its operations and its cash flows for the year ended December 31, 2006 and 2005 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has suffered recurring losses from operations and has operating cash flow deficiencies. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to those matters also are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Thomas Leger & Co., L.L.P.

Houston, Texas
April 17, 2007

INTELLIHOME, INC.
(FORMERLY THE JON ASHTON CORPORATION)

BALANCE SHEET

DECEMBER 31, 2006

ASSETS

CURRENT ASSETS

Cash and cash equivalents	$77,557
Accounts receivable, net of allowance for doubtful
accounts of $841	69,578
Inventories	15,841
Prepaid expenses	2,013
TOTAL CURRENT ASSETS	164,989

PROPERTY AND EQUIPMENT, NET	6,875

OTHER ASSETS, Purchased accounts, net	3,600

TOTAL ASSETS	$175,464

LIABILITIES AND SHAREHOLDERS' DEFICIT

CURRENT LIABILITIES

Accounts payable	$90,156
Credit cards payable	97,725
Payroll and other accrued liabilities	88,577
Sales tax payable	8,740
Notes payable	54,943
Unearned revenue on contracts	9,321
TOTAL CURRENT LIABILITIES	349,462

NON-CURRENT LIABILITIES

Unearned revenue on contracts	2,060

TOTAL LIABILITIES	351,522

COMMITMENTS AND CONTINGENCIES	-

The accompanying notes are an integral part of these financial statements.

INTELLIHOME, INC.
(FORMERLY THE JON ASHTON CORPORATION)

BALANCE SHEET, CONTINUED

DECEMBER 31, 2006

SHAREHOLDERS' DEFICIT
Preferred stock, $.001 par value; 20,000,000 shares authorized:
Series A convertible preferred stock, $.001 par value,
6,000,000 shares authorized, issued and outstanding,
$300,000 liquidation value, no redemption value	6,000
Series B convertible preferred stock, $.001 par value,
2,700,000 shares authorized, 2,295,000 issued and
outstanding, $229,500 liquidation value, no redemption
value	2,295
Common stock, $.001 par value; 100,000,000 shares authorized;
21,255,000 shares issued and outstanding	21,255
Additional paid-in capital	394,093
Retained deficit	(599,701)
Total shareholders' deficit	(176,058)

TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIT	$175,464

The accompanying notes are an integral part of these financial statements.

INTELLIHOME, INC.
(FORMERLY THE JON ASHTON CORPORATION)

STATEMENTS OF OPERATIONS

	Years Ended December 31,

	2006	2005

REVENUES:

Installation and monitoring revenues	$759,075	$836,379

EXPENSES:

Cost of monitoring and installation	340,812	349,598
Compensation and benefits	392,086	371,938
Truck expenses	77,795	63,232
($7,500 in 2006 and $7,500 in 2005
paid to a related party)
General and administrative	172,112	128,471

TOTAL EXPENSES	982,805	913,239

LOSS FROM OPERATIONS	(223,730)	(76,860)

OTHER INCOME / EXPENSES:

Interest Income	66	-
Other income	926	-
Loss on sale or abandonment of equipment	-	(544)
Interest expense and finance charges	(27,571)	(26,748)

TOTAL OTHER EXPENSES	(26,579)	(27,292)

PROVISION FOR INCOME TAXES	-	-

NET LOSS	(250,309)	(104,152)

Preferred dividends accrued	(5,936)	-

NET LOSS AVAILABLE TO COMMON SHARES	$(256,245)	$(104,152)

Basic and diluted weighted average
shares outstanding	21,082,438	17,723,580

Basic and diluted net loss per share	$(0.01)	$(0.01)

The accompanying notes are an integral part of these financial statements.

INTELLIHOME, INC.
(FORMERLY THE JON ASHTON CORPORATION)
STATEMENTS OF CHANGES IN SHAREHOLDERS' DEFICIT
YEARS ENDED DECEMBER 31, 2006 AND 2005

	Series A Preferred Stock		Series B Preferred Stock		Common Stock
	Shares	Par Value	Shares	Par Value	Shares	Par Value	Paid-In Capital	Accumulated Deficit	Total

Balance,
December 31, 2004		$-		$-	5,005	5,005	$-	$(239,304)	$(234,299)

Shares issued for cash					750	750	44,250		45,000

Shares issued to majority
shareholder for
for shareholder debt					640	640	37,760		38,400

Stock split, 3283.820615
for 1 share, and change
in par value					20,993,605	14,605	(14,605)		-

Deferred offering costs paid
on behalf of Company by
Series A preferred
shareholder	6,000,000	6,000					44,000		50,000

Net loss								(104,152)	(104,152)

Balance,
December 31, 2005	6,000,000	6,000	-	-	21,000,000	21,000	111,405	(343,456)	(205,051)

Shares issued for cash			2,295,000	2,295	255,000	255	252,450		255,000

Offering costs							(40,000)		(40,000)

Costs paid on behalf of
Company by Series A
preferred shareholder							70,238		70,238

Preferred Series B
dividends accrued								(5,936)	(5,936)

Net loss								(250,309)	(250,309)

Balance,
December 31, 2006	6,000,000	$6,000	2,295,000	$2,295	21,255,000	$21,255	$394,093	$(599,701)	$(176,058)

The accompanying notes are an integral part of these financial statements.

INTELLIHOME, INC.
(FORMERLY THE JON ASHTON CORPORATION)

STATEMENTS OF CASH FLOWS

	Years Ended
	December 31,

	2006	2005

CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss	$(250,309)	$(104,152)
Adjustments to reconcile net loss to net
cash used in operating activities:
Depreciation and amortization	5,004	17,209
Loss on sale or abandonment of equipment	-	844
Non-cash expenses	68,327	10,000
Changes in operating assets:
Accounts receivable	(20,565)	11,107
Inventories	9,530	10,655
Prepaid expenses	(476)	(56)
Accounts payable	5,664	30,856
Credit cards payable	(2,246)	17,265
Payroll, sales tax and other accrued liabilities	19,202	5,298
Unearned revenue on contracts	(178)	646

NET CASH USED IN OPERATING ACTIVITIES	(166,047)	(328)

CASH FLOWS FROM INVESTING ACTIVITIES:

Purchase of fixed assets	(1,408)	-

NET CASH USED IN INVESTING ACTIVITIES	(1,408)	-

CASH FLOWS FROM FINANCING ACTIVITIES:

Principal payments on notes payable	(25,694)	(44,235)
Sale of stock	255,000	45,000
Principal payment on shareholder debt	-	(1,200)

NET CASH PROVIDED BY (USED IN) FINANCING
ACTIVITIES	229,306	(435)

NET INCREASE (DECREASE) IN CASH	61,851	(763)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	15,706	16,469

CASH AND CASH EQUIVALENTS AT END OF YEAR	$77,557	$15,706

The accompanying notes are an integral part of these financial statements.

INTELLIHOME, INC.
(FORMERLY THE JON ASHTON CORPORATION)

STATEMENTS OF CASH FLOWS, CONTINUED

	Years Ended
	December 31,

	2006	2005

SUPPLEMENTAL DISCLOSURE OF CASH FLOW
INFORMATION:

Interest paid	$26,408	$25,978

Taxes paid	-	-

SUPPLEMENTAL DISCLOSURE OF NON CASH
INVESTING AND FINANCING ACTIVITIES

Increase in shareholder loan	-	3,706
Increase (decrease) in paid-in capital resulting
from the following:
Conversion of shareholder debt to common stock	-	37,760
Change in par value of common stock	-	(14,605)
Deferred offering costs, expenses and assets paid
for by a Series A preferred shareholder	2,000	50,000
Deferred offering costs charged to paid in capital
once the Private Offering was completed	(40,000)	-
Increase in par value of common stock
Conversion of shareholder debt to common stock	-	640
Change in par value of common stock	-	14,605
Decrease in retained earnings for preferred stock
dividend	5,936	-

The accompanying notes are an integral part of these financial statements.

INTELLIHOME, INC.
NOTES TO THE FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

IntelliHome, Inc. (formerly The Jon Ashton Corporation) dba Advanced Protective Technology Security Systems (“the Company”), is a Texas corporation formed on February 26, 2001. The Company installs and services security, fire, access control and surveillance systems, as well as phone, cable, data and audio/video systems for commercial and residential customers primarily in Harris County, Texas and other surrounding counties.

Company Name Change

On October 30, 2006, the shareholders and the board of directors unanimously approved a change of the name of the Company from “The Jon Ashton Corporation” to “IntelliHome, Inc.”. The Amended Articles, to record the name change, were filed with the State on November 9, 2006.

Cash and Cash Equivalents

The Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2006. A certificate of deposit was used to secure the note of $16,300 from a bank. Interest was earned at 5% per annum on the certificate of deposit which had a balance of $16,365 at December 31, 2006.

Property and Equipment

Property and equipment are carried at cost, net of accumulated depreciation. Depreciation of property and equipment is provided using the straight-line method over the estimated useful lives of the assets as follows:

Office Equipment	5 Years
Office Furniture	10 Years
New Trucks	4 Years
Used Trucks	3 Years
Web Site	3 Years

Expenditures for maintenance and repairs and charged to earnings as incurred; additions, renewals and betterments are capitalized. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts, and any gain or loss is included in operations.

INTELLIHOME, INC.
NOTES TO THE FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Recognition

Our products and services are generally sold based upon purchase orders or contracts with our customers that do not have right of return provisions or other significant post-delivery obligations. We recognize revenue from product sales when title passes to the customer, the customer assumes the risks and rewards of ownership and collectibility is reasonably assured. Service revenue is recognized when the services are rendered and collectibility is reasonably assured. The above revenue recognition policies comply with Staff Accounting Bulletin No. 104, “Revenue Recognition” (“SAB 104”).

For contracts containing multiple deliverables, we analyze each activity within the contract to ensure that we adhere to the separation guidelines of Emerging Issues Task Force Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables,” and the revenue recognition guidelines of SAB 104. For service-only contracts and service elements of multiple deliverable arrangements, service fees are recognized only when defined and awarded by the customer.

Our revenues are generally characterized as installation fees, monitoring fees and contract funding fee. Installation fees and monitoring fees arising from the sale to consumers of security monitoring services and related equipment installation are treated as separate units of accounting in accordance with EITF 00-21 with consideration allocated to these separate units of accounting using the relative fair value method. Each relates to a distinct activity that is priced separately, has value to the customer on a standalone basis and can be acquired from multiple vendors.

Installation Fees arise from contracts or purchase orders to supply and install integrated cabling, related outlets and equipment to builders and to consumers and do not include any ongoing monitoring service relating to installed security monitoring equipment. Because the installation contracts are of a short term, typically one to two days, we recognize revenues from installation contracts using the completed contract method of accounting with revenue recognized when installation services are completed. For the years ended December 31, 2005 and 2006, the Company did not have any installation contracts that were not completed by year end.

Monitoring Fees are recurring fees arising from security monitoring contracts retained by us and typically involve payment of a fixed monthly fee for monitoring services over the term of the applicable contract. Monitoring fees are recognized monthly as services are provided pursuant to the terms of customer contracts.

Contract Funding revenue arises from the sale of monitoring contracts to a monitoring company. Upon sale of a contract, we recognize the full purchase price of the contract as revenue in the amount equal to the cash received plus the amount of the holdback that is recorded as an account receivable and reduce revenue. During the years ended December 31, 2006 and 2005, $5,271 and $8,494 of chargebacks reduced revenue, respectively. Chargebacks are charged against the account receivable. Revenue sharing fees are recognized as revenue when the amount of such fees becomes fixed and determinable under the terms of the contract.

INTELLIHOME, INC.
NOTES TO THE FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates

The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash, and trade accounts receivable. The Company maintains its cash accounts in a high quality FDIC insured bank in Texas. The Company performs ongoing credit evaluations of its customers' financial conditions to ensure collections and minimize losses.

The Company had sales to two significant customers constituting 36% and 10% of sales in 2006, and 25% and 13% respectively of accounts receivable at December 31, 2006. In 2005, the Company had sales to one significant customer constituting 21% of total sales. This customer comprised 21% of accounts receivable at December 31, 2005. No other customers accounted for more than 10% of sales or accounts receivable during the year.

Accounts Receivable

The Company’s maintains a reserve for potential credit losses on accounts receivable. Management reviews the composition of accounts receivable and performs a credit evaluation of the customer's financial condition to determine collectibility. Write-offs or an increase in the allowance for doubtful accounts is made based on this evaluation. The allowance for doubtful accounts was $841 at December 31, 2006 and $715 at December 31, 2005.

Inventories

Inventories are valued at the lower of cost or market, and consist primarily of alarm equipment kits, cabling and wiring, and some audio/video equipment.

Impairment of Long-Lived Assets

The Company periodically assesses the recoverability of long-lived assets, including property and equipment and purchased accounts when there are indications of potential impairment, based on estimates of undiscounted future cash flows. The amount of impairment is calculated by comparing anticipated discounted future cash flows with the carrying value of the related asset. In performing this analysis, management considers such factors as current results, trends, and future prospects, in addition to other economic factors. No impairments were recorded for December 31, 2006 and 2005.

INTELLIHOME, INC.
NOTES TO THE FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Advertising Costs

The Company expenses the cost of advertising as incurred. Advertising costs for the years ended December 31, 2006 and 2005 were insignificant.

Income Taxes

The Company utilizes SFAS No. 109, “Accounting for Income Taxes,” which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce tax assets to the amount expected to be realized.

Net Loss Per Share

Basic loss per share is computed by dividing the net loss available to common shareholders by the weighted average of common shares outstanding during the year. Diluted per share amounts assume the conversion, exercise, or issuance of all potential common stock instruments unless the effect is anti-dilutive, thereby reducing the loss or increasing the income per share.

Fair Value of Financial Instruments

The fair value of certain financial instruments, including accounts receivable, accounts payable and accrued liabilities, approximates their carrying value due to the short maturity of these instruments.

Recent Accounting Pronouncements

In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155 (SFAS 155) “Accounting for Certain Hybrid Instruments — an amendment of FASB Statements No. 133 and 140.” SFAS 155 amends SFAS 133 to permit fair value measurement for certain hybrid financial instruments that contain an embedded derivative, provides additional guidance on the applicability of SFAS 133 and SFAS 140 to certain financial instruments and subordinated concentrations of credit risk. SFAS 155 is effective for the first fiscal year that begins after September 15, 2006. This did not have any impact on the Company’s financial statements.

In July 2006, the Financial Accounting Standards Board issued FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes--an Interpretation of FASB Statement 109” (FIN 48), which clarifies the accounting for uncertainty in tax positions taken or expected to be taken in a tax return, including issues relating to financial statement recognition and measurement. FIN 48 provides that the tax effects from an uncertain tax position can be recognized in the financial statements only if the position is “more-likely-than-not” of being sustained if the position were to be challenged by a taxing authority. The assessment of the tax position is based solely on the technical merits of the position, without regard to the likelihood that the tax position may be challenged. If an uncertain tax position meets the “more-likely-than-not” threshold, the largest amount of tax benefit that is greater than 50 percent likely of being recognized upon ultimate settlement with the taxing authority, is recorded. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The Company is currently evaluating the impact of FIN 48 on the financial statements.

INTELLIHOME, INC.
NOTES TO THE FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

In September 2006 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157 “Fair Value Measurements” (SFAS 157), which provides expanded guidance for using fair value to measure assets and liabilities. SFAS 157 establishes a hierarchy for data used to value assets and liabilities, and requires additional disclosures about the extent to which a company measures assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. Implementation of SFAS 157 is required on January 1, 2008. The Company is currently evaluating the impact of adopting SFAS 157 on the financial statements.

On September 29, 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87,
88, 106, and 132(r)” (SFAS 158). The Statement requires the recognition of the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability on the balance sheet and the recognition of the changes of the funded status in the year in which the changes occur through comprehensive income. Implementation of SFAS 158 is required as of the end of the fiscal year ending after December 15, 2006. The adoption of SFAS 158 did not have an impact on the Company’s financial statements because the Company does not currently have any defined benefit pension or other postretirement benefit plans.

On September 13, 2006 the SEC issued Staff Accounting Bulletin No. 108 (SAB 108), which establishes an approach that requires quantification of financial statement errors based on the effects of the error on each of the company's financial statements and the related disclosures. SAB 108 requires the use of a balance sheet and an income statement approach to evaluate whether either of these approaches results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. The adoption of SAB 108 did not have an impact on the Company’s financial statements.

INTELLIHOME, INC.
NOTES TO THE FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005

NOTE 2 GOING CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As reflected in the accompanying financial statements, the Company has incurred a loss of $250,309 for December 31, 2006 and has retained deficit of $599,701 at December 31, 2006. In addition, the Company has not generated cash flows from operations for the years ended December 31, 2006 and 2005. The Company’s continued existence is dependent on its ability to attain profitable operations and achieving a level of revenue adequate to support the Company's cost structure. These factors raise substantial doubt about the Company’s ability to continue as a going concern. There is no assurance that the Company will be able to attain profitable operations or additional financing to support the Company’s current operations. If management is not successful, the Company may have to substantially cut back its level of operations that could have an adverse effect on the financial position of the Company. The financial statements do not include any adjustments relating to the recoverability or classification of recorded asset amounts or the amount and classification of liabilities that might be necessary as a result of this going concern uncertainty.

NOTE 3 RELATED PARTY TRANSACTIONS

The following transactions occurred between the Company and Mark Trimble, President and majority shareholder:

On September 15, 2004, the Company began leasing Mr. Trimble’s 1998 pickup for $625 per month. The initial lease term is for three years, with a renewal option for an additional three-year term.

In September 2005, Mr. Trimble agreed to convert the shareholder loan in the amount of $38,400 including accrued interest to shares of common stock at the rate of one share for each $60 of debt. Accordingly, 640 common shares (2,101,645 shares giving effect to the October 2005 stock split) were issued for the loan from shareholder.

NOTE 4 PREPAID EXPENSES

Prepaid expenses of $2,013, in the 12/31/06 balance sheet, represent the un-expired portion of the Company’s general liability insurance.

INTELLIHOME, INC.
NOTES TO THE FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005

NOTE 5 PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2006:

Computers and peripherals	$5,886
Office furniture	3,419
Trucks	54,309
Web site design costs	2,000
65,614
Accumulated depreciation	(58,739)
Property and equipment, net	$6,875

Depreciation expense for the years ended December 31, 2006 and 2005 was $1,404 and $13,609 respectively.

NOTE 6 PURCHASED ACCOUNTS

Purchased accounts represent security monitoring accounts purchased in January 2003 for $18,000 from an unrelated security company. Based on historical records tracking the average life of a monitoring account, the Company’s management elected to amortize the cost of the accounts over a five-year period. Accumulated amortization to-date at December 31, 2006 was $14,400. Amortization expense for the years ended December 31, 2006 and 2005 was $3,600 for each year. Amortization expense for 2007 will be $3,600, at which point the asset will be fully amortized.

NOTE 7 PAYROLL AND OTHER ACCRUED LIABILITIES

Payroll and other accrued liabilities, as of December 31, 2006, consisted of the following:

Accrued dividends on preferred stock	$5,936
Accrued operating expenses	30,767
Accrued payroll and related taxes	23,489
Accrued and unpaid salary and related taxes
due to shareholder/employees under their
employment agreements	28,385
$88,577

NOTE 8 CREDIT CARDS PAYABLE

At December 31, 2006, the Company had several bank credit card debts in the amount of $97,725 that were classified as short-term credit card debts. The interest rates on these credit card debts range from 12.24% to 30.59% and require minimum monthly payments. The majority shareholder personally guarantees all credit card balances.

INTELLIHOME, INC.
NOTES TO THE FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005

NOTE 9 NOTES PAYABLE-CURRENT

Current notes payable, at December 31, 2006, consisted of the following:

Note payable to an equipment supplier originally dated July 28, 2004 for $69,240 at 7% interest, payable in monthly installments of principal and interest of $2,523 beginning August 15, 2004. The note was re-negotiated on December 13, 2006, after a 14-month term of default, with a new principal amount of $46,495, interest at 7%, and monthly payments of $6,798 beginning December 27, 2006. Uncollateralized and guaranteed by majority shareholder.	$39,969

Note payable to a bank, originally dated March 16, 2001, in the amount of $50,000 with a 9.5% interest rate, modified in 2003 and again in January 2004 for a principal amount of $72,784 with a 6.5% interest rate, monthly payments of principal and interest of $2,022 beginning February, 2004, and a final payment of $804 due July, 2007. The note was modified again on November 7, 2006 for a one-year term at 7.4% interest and a principal amount of $16,300, and monthly payments of $1,413. Note is payable in full upon demand by the bank. Collateralized by a certificate of deposit in the amount of the new note principal.	14,974
$ 54,943

NOTE 10 UNEARNED REVENUE ON CONTRACTS

As part of its services after the sale of security monitoring systems, the Company offers to provide security monitoring of the premises where the equipment is installed. The term of the monitoring contracts sold range from three to thirty-six months. Proceeds from the sale of the contracts are recognized but not realized as income until the period in which the service is provided. Accordingly, unrealized income is reflected in the financial statements as unearned revenue on contracts. As of December 31, 2006, the unearned portion to be realized as income in the following twelve months was $9,321, while the portion to be realized as income beginning in 2008 and thereafter was $2,060.

NOTE 11 DESCRIPTION OF CAPITAL STOCK

COMMON STOCK

In September 2005, the Company sold 750 shares of common stock (2,462,865 shares giving effect to the October 2005 stock split) to certain existing shareholders, and affiliates of existing shareholders, for $45,000.

INTELLIHOME, INC.
NOTES TO THE FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005

NOTE 11 DESCRIPTION OF CAPITAL STOCK (CONTINUED)

On October 10, 2005 the shareholders approved an amendment to the Articles of Incorporation of the Company to authorize the issuance of up to 100,000,000 shares of common stock with a par value of $.001 per share.

On October 10, 2005, the Company executed a forward stock split whereby the holders of common stock were issued 3,283.820615 new shares of common stock for each share of common they owned on that date. Afterwards, a total of 21,000,000 shares of common stock, with a new par value of $.001 per share, were issued and outstanding.

In September 2006, under the terms of the Private Placement Memorandum dated October 19, 2005, 255 units of Preferred Stock Series B were sold. Each unit consists of 1,000 shares of the Company’s Common Stock, and 9,000 shares of the Company’s Preferred Series B convertible stock. The Company received $255,000 in cash for the units sold.

PREFERRED STOCK

The board of directors of the Company, has the authority, subject to certain limitations prescribed by law, to issue from time to time up to an aggregate of 20,000,000 shares of preferred stock in one or more classes or series and to determine the designation and the number of shares of any class or series as well as the voting rights, preferences, limitations and special rights, if any, of the shares of any class or series, including dividend rights, dividend rates, conversion rights and terms, redemption rights and terms, and liquidation preferences.

Series A Preferred Stock

In October 2005, the board of directors authorized, and issued, 6,000,000 shares of Series A Convertible Preferred Stock. The rights, preferences and privileges of holders of the outstanding preferred stock are subject to, and may be adversely affected by, the rights of holders of shares of any additional preferred stock that may designate and issue in the future.

The Series A Preferred Stock is entitled to dividends at the same rate as may be paid on the common stock if and when such dividends are declared and paid.

Upon any liquidation, dissolution or winding up of the Company, after payment of all debts and liabilities of the Company and subject to the rights of senior securities, but prior to any payment to the holders of common stock, the holders of the Series A Preferred Stock will be entitled to receive $0.05 per share plus accrued but unpaid dividends.

Holders of the Series A Preferred Stock are entitled to notice of, and to vote on, all matters submitted to a vote of the holders of common stock on the basis of one vote for each share of common stock into which the Series A Preferred Stock is convertible.

INTELLIHOME, INC.
NOTES TO THE FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005

NOTE 11 DESCRIPTION OF CAPITAL STOCK (CONTINUED)

Each share of the Series A Preferred Stock may be converted, at the option of the holder, into one share of common stock, representing an effective initial conversion price of $0.05 per share; provided, however, that no shares of Series A Preferred Stock may be converted to the extent that the holder thereof would hold in excess of 4.99% of the outstanding common stock following conversion. The conversion price adjusts in the event of stock dividends and splits and certain distributions to stockholders, fundamental transactions, and future equity transactions at prices less than the then effective conversion price. Accrued but unpaid dividends on the preferred stock are not convertible into common stock.

Series B Preferred Stock

In October 2005, the board of directors authorized 2,700,000 shares of Series B Convertible Preferred Stock. 2,295,000 shares of Series B Preferred Stock were issued in the 2006 private placement. The rights, preferences and privileges of holders of the Series B Preferred Stock are subject to, and may be adversely affected by, the rights of holders of shares of any additional preferred stock that may be designate and issued in the future. As of December 31, 2006, $5,936 of dividends for the Series B Preferred Stock has been accrued by the Company.

The Series B Preferred Stock shall be entitled to receive dividends, out of any assets legally available therefore, prior and in preference to any dividends (other than dividends payable in common stock or securities convertible into common stock) on the common stock, at the rate of 8% per annum or, if greater (as determined on a per annum basis and an as converted basis for the Series B Preferred Stock), an amount equal to that paid on the common stock, when, as and if declared by the board of directors. Such dividends shall be cumulative so that, such dividends shall be paid or set aside before any dividend or other distribution shall be paid or set aside for the common stock. Cumulative dividends which are accrued, payable and/or in arrears shall upon conversion of such share of Series B Preferred Stock not then or thereafter be paid and shall cease to be accrued, payable and/or in arrears.

Upon any liquidation, dissolution or winding up of the Company, after payment of all debts and liabilities of the Company, but prior to any payment to the holders of common stock and Series A Preferred Stock, the holders of the Series B Preferred Stock will be entitled to receive $0.10 per share plus accrued but unpaid dividends. Thereafter, and following payment of the liquidation preference on the Series A Preferred Stock, the holders of the Series B Preferred Stock and holders of common stock will share ratably in any remaining amounts distributable to the shareholders as if the Series B Preferred Stock had been converted into common stock immediately prior to liquidation; provided, however, that the total amount payable to the holders of the Series B Preferred Stock upon liquidation shall not exceed three times the original purchase price thereof, or $0.30 per share. For purposes of determining when the rights of holders of Series B Preferred Stock on liquidation shall apply, any sale of merger in which more than 50% of the voting power of the Company is transferred to third parties, and any sale of all or substantially all of the assets to a third party, shall be deemed to be a liquidation.

INTELLIHOME, INC.
NOTES TO THE FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005

NOTE 11 DESCRIPTION OF CAPITAL STOCK (CONTINUED)

Holders of the Series B Preferred Stock are entitled to notice of, and to vote on, all matters submitted to a vote of the holders of common stock on the basis of one vote for each share of common stock into which the Series B Preferred Stock is convertible. Additionally, so long as at least 1,000,000 shares of Series B Preferred Stock remain outstanding, the written consent of holders of more than fifty percent of the Series B Preferred Stock is required for (1) authorization, creation or issuance of class of securities that is senior to or in parity with the Series B Preferred Stock, (2) any amendments to the Articles of Incorporation or Bylaws that are adverse to the interests of the Series B Preferred Stock, (3) redemption or repurchase of any stock or stock options, (4) the sale of all or substantially all of the assets of the Company or any reorganization, consolidation or merger with another entity in which more than 50% of the voting power of the Company is transferred. Each share of the Series B Preferred Stock may be converted, at the option of the holder, into one share of the common stock, based on an initial conversion price of $0.10 per share; provided, however, that no shares of Series B Preferred Stock may be converted to the extent that the holder thereof would hold in excess of 4.99% of the outstanding common stock following conversion. The conversion price adjusts in the event of stock dividends and splits and certain distributions to stockholders, fundamental transactions, and future equity transactions at prices less than the then effective conversion price. Accrued but unpaid dividends on the preferred stock are not convertible into common stock and shall cease to be payable upon conversion.

The Series B Preferred Stock is subject to automatic conversion into common stock, at the then applicable conversion price, in the event of (1) an underwritten public offering of shares of common stock at a public offering price not less than $0.30 per share in an offering of not less than $10,000,000, or (2) the vote to convert by holder of two-thirds of the outstanding Series B Preferred Stock.

NOTE 12 STOCK-BASED COMPENSATION

On October 10, 2005, the shareholders and board of directors approved and adopted The Jon Ashton Corporation 2005 Stock Option Plan in order to attract and retain qualified employees. The Company has reserved 1,000,000 shares for this plan. As of December 31, 2006, the Company has not granted any stock options.

NOTE 13 INCOME TAXES

The following table sets forth a reconciliation of the statutory federal income tax for the years ended December 31, 2006 and 2005.

INTELLIHOME, INC.
NOTES TO THE FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005

NOTE 13 INCOME TAXES (CONTINUED)

	2006	2005

Loss before income taxes	$(250,309)	$(104,152)

Income tax (benefit) computed at statutory rates	$(85,105)	$(35,412)
Permanent differences, nondeductible expenses	1,116	388
Utilization of net operating loss	-	-
Change in valuation allowance	84,290	33,692
Other	(301)	1,332
Current tax (benefit) expense	$-	$-

Deferred Income Taxes

The tax effects of the temporary differences between financial statement income and taxable income are recognized as a deferred tax asset and liability. Significant components of the deferred tax asset and liability as of December 31, 2006 are set out below.

2006

Deferred tax asset
Net operating loss carryforward	$194,063
Fixed asset tax basis difference	4,741
Valuation allowance	(198,804)

Net deferred tax asset	-

Net deferred tax asset (liability)	$-

The Company has approximately a $571,000 net operating loss carryforward that will expire from 2021 to 2025.

NOTE 14 COMMITMENTS AND CONTINGENCIES

The Company is currently leasing a pickup for Mark Trimble (See Note 3 Related Party Transactions). Payments under the lease totaled $7,500 in 2006 and $7,500 in 2005. As of December 31, 2006, $5,000 remained under the primary term of the lease.

Under an office space lease agreement dated December 15, 2001, with an original term of twenty-four months, the Company is currently making $1,250 per month lease payments under the month-to-month provisions of the original expired lease.

INTELLIHOME, INC.
NOTES TO THE FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005

NOTE 14 COMMITMENTS AND CONTINGENCIES (CONTINUED)

Employment Contracts

On October 13 2005, the Company entered into an employment agreement effective October 13, 2005 and terminating December 31, 2010 with Mark Trimble, President and John Peper, Vice President. The agreement provides for an annual salary, certain other fringe benefits and bonus upon attaining certain performance criteria set out in the employment agreement. The annual salary may be increased with approval of the board of directors and the Series A Preferred Stockholders.

NOTE 15 SUBSEQUENT EVENTS

In January 2007, under the terms of the Private Placement Memorandum dated October 19, 2005, 45 units of Preferred Stock Series B were sold. Each unit consists of 1,000 shares of the Company’s Common Stock, and 9,000 shares of the Company’s Preferred Series B convertible stock. The Company received $45,000 in cash for the units sold. This sale completed the Private Offering.

INTELLIHOME, INC.
(FORMERLY THE JON ASHTON CORPORATION)

BALANCE SHEET (Unaudited)

MARCH 31, 2007

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$46,885
Accounts receivable, net of allowance for doubtful accounts of $1,055	68,025
Inventories	14,836
Prepaid expenses	7,047
TOTAL CURRENT ASSETS	136,793

PROPERTY AND EQUIPMENT	6,405

OTHER ASSETS, Purchased accounts, net	2,700

TOTAL ASSETS	$145,898

The accompanying notes are an integral part of these financial statements.

INTELLIHOME, INC.
(FORMERLY THE JON ASHTON CORPORATION)

BALANCE SHEET, CONTINUED (Unaudited)

MARCH 31, 2007

LIABILITIES AND SHAREHOLDERS' DEFICIT

CURRENT LIABILITIES
Accounts payable	$85,687
Credit cards payable	95,900
Payroll and other accrued liabilities	72,006
Sales tax payable	8,365
Notes payable	31,147
Unearned revenue on contracts	8,960
TOTAL CURRENT LIABILITIES	302,065

NONCURRENT LIABILITIES
Unearned revenue on contracts	1,678

TOTAL LIABILITIES	303,743

COMMITMENTS AND CONTINGENCIES	-

SHAREHOLDERS' DEFICIT
Preferred stock, $.001 par value; 20,000,000 shares authorized:
Series A convertible preferred stock, $.001 par value, 6,000,000 shares authorized, issued and outstanding, $300,000 liquidation value, no redemption value	6,000
Series B convertible preferred stock, $.001 par value, 2,700,000 shares authorized, issued and outstanding, $270,000 liquidation value, no redemption value	2,700
Common stock, $.001 par value; 100,000,000 shares authorized; 21,300,000 shares issued and outstanding	21,300
Additional paid-in capital	488,041
Retained deficit	(675,886)
Total shareholders' deficit	(157,845)

TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIT	$145,898

The accompanying notes are an integral part of these financial statements.

INTELLIHOME, INC.
(FORMERLY THE JON ASHTON CORPORATION)

STATEMENTS OF OPERATIONS (Unaudited)

	Three Months Ended
	March 31,
	2007	2006
REVENUES:

Installation and monitoring revenues	$241,795	$193,222

EXPENSES:

Cost of monitoring and installation	113,221	76,475
Compensation and benefits	121,350	104,894
Truck expenses ($1,875 in 2007 and $1,250 in 2006 paid to a related party)	18,769	12,967
General and administrative	57,060	31,106

TOTAL EXPENSES	310,400	225,442

LOSS FROM OPERATIONS	(68,605)	(32,220)

OTHER INCOME / EXPENSE:

Interest income	261	-
Other income	3,257	-
Interest expense and finance charges	(5,896)	(6,695)

TOTAL OTHER EXPENSES	(2,378)	(6,695)

PROVISION FOR INCOME TAXES	-	-

NET LOSS	$(70,983)	$(38,915)

Preferred dividends accrued	(5,202)	-

NET LOSS AVAILABLE TO COMMON SHARES	$(76,185)	$(38,915)

Basic and diluted weighted average shares outstanding	21,293,000	21,000,000

Basic and diluted net loss per share	$(0.00)	$(0.00)

The accompanying notes are an integral part of these financial statements.

INTELLIHOME, INC.
(FORMERLY THE JON ASHTON CORPORATION)
STATEMENTS OF CASH FLOWS
(Unaudited)

	Three Months Ended March 31,
	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss	$(70,983)	$(38,916)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,370	1,271
Non-cash expenses	49,398	11,652
Changes in operating assets and liabilities:
Accounts receivable	1,553	6,402
Inventories	1,005	4,880
Prepaid expenses	(5,034)	(378)
Accounts payable	(4,469)	(11,593)
Credit cards payable	(1,825)	(110)
Payroll, sales tax and other accrued liabilities	(22,148)	1,557
Unearned revenue on contracts	(744)	165

NET CASH USED IN OPERATING ACTIVITIES	(51,877)	(25,070)

CASH FLOWS FROM INVESTING ACTIVITIES:	-	-

NET CASH PROVIDED BY INVESTING ACTIVITIES	-	-

CASH FLOWS FROM FINANCING ACTIVITIES:

Sale of common and preferred stock	45,000	-
Loan from Series A preferred shareholder	-	10,000
Principal payment on notes payable	(23,795)	(3,518)

NET CASH PROVIDED BY FINANCING ACTIVITIES	21,205	6,482

NET DECREASE IN CASH	(30,672)	(18,588)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	77,557	17,069

CASH AND CASH EQUIVALENTS ON MARCH 31	$46,885	$(1,519)

The accompanying notes are an integral part of these financial statements.

INTELLIHOME, INC.
(FORMERLY THE JON ASHTON CORPORATION)

STATEMENTS OF CASH FLOWS, CONTINUED
(Unaudited)

	Three Months Ended March 31,
	2007	2006

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid	$5,827	$6,685
Taxes paid	-	-

SUPPLEMENTAL DISCLOSURE OF NON CASH INVESTING AND FINANCING ACTIVITIES

Increase (decrease) in paid-in capital resulting from the following:
Sale of preferred and common stock	44,550	-
Deferred offering costs, expenses and assets paid for by a Series A preferred shareholder	49,398	11,560
Increase in par value of common stock
Sale of common stock	45	-
Increase in par value of preferred stock
Sale of preferred stock	405	-
Decrease in retained earnings for preferred stock dividend	(5,202)	-

The accompanying notes are an integral part of these financial statements.

INTELLIHOME, INC.
(Formerly The Jon Ashton Corporation)
Notes to Financial Statements
March 31, 2007
(Unaudited)

NOTE 1. - BASIS OF PRESENTATION

The accompanying unaudited financial statements of Intellihome, Inc. (formerly The Jon Ashton Corporation), dba Advanced Protective Technology Security Services, a Texas corporation (the “Company”), have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and with the instructions to Form 10-QSB and Item 310(b) of Regulation S-B. They do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for a complete financial presentation. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, considered necessary for a fair presentation, have been included in the accompanying unaudited financial statements. Operating results for the periods presented are not necessarily indicative of the results that may be expected for the full year.

These financial statements should be read in conjunction with the December 31, 2006 financial statements and footnotes, which are included elsewhere in this form SB-2.

Net Loss Per Share

Basic loss per share is computed by dividing the net loss available to common shareholders by the weighted average of common shares outstanding during the year. Diluted per share amounts assume the conversion, exercise, or issuance of all potential common stock instruments unless the effect is anti-dilutive, thereby reducing the loss or increasing the income per share

As of March 31, 2007, the Company had convertible preferred stock outstanding that could be converted into 8,700,000 shares of common stock. These shares of common stock were excluded from the calculation of earnings per share since their inclusion would be anti-dilutive.

NOTE 2 - GOING CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As reflected in the accompanying financial statements, the Company has incurred a loss of $70,983 for the three months ended March 31, 2007 and has retained deficit of $675,886 at March 31, 2007. In addition, the Company has not generated cash flows from operations for the years ended December 31, 2006 and 2005, and for the three months ended March 31, 2007. The Company’s continued existence is dependent on its ability to attainment profitable operations and achieving a level of revenue adequate to support the Company’s cost structure. These factors raise substantial doubt about the Company’s ability to continue as a going concern. There is no assurance that the Company will be able to obtain profitable operations or additional financing to support the Company’s current operations. If management is not successful, the Company may have to substantially cut back its level of operations that could have an adverse effect on the financial position of the Company. The financial statements do not include any adjustments relating to the recoverability or classification of recorded asset amounts or the amount and classification of liabilities that might be necessary as a result of this going concern uncertainty.

NOTE 3 - PRIVATE PLACEMENT

In January 2007, under the terms of the Private Placement Memorandum dated October 19, 2005, 45 units were sold. Each unit consists of 1,000 shares of the Company’s Common Stock, and 9,000 shares of the Company’s Preferred Series B convertible stock. The Company received $45,000 in cash for the units sold.